# Organigram Holdings Inc.

## Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

For the three months ended
November 30, 2018

ORGANIGRAM

1

ORGANIGRAM'S PORTFOLIO OF ADULT RECREATIONAL CANNABIS BRANDS:

EDISON CANNABIS CO

The Edison Cannabis Co. is a premium and modern brand for discerning consumers. Focused on the pillars of quality, sophistication, creativity and innovation, Edison delivers second-to-none quality and a contemporary cannabis experience.

ankr ORGANICS

Following years of organic cultivation comes ANKR, a top quality product produced through a certified organic process intended for an educated, affluent consumer who recognizes the value in organically grown goods.

TRAIL BLAZER

Trailblazer is a celebration of citizens, industry and government officials who have worked to support the modern cannabis culture we enjoy in Canada today. The brand is composed of quality dried cannabis for value-conscious consumers.

TRAILER PARK BUDS

Designed for an experienced consumer of cannabis who doesn't take life too seriously, Trailer Park Buds is scheduled for release in 2019.

1. INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”), dated January 25, 2018, should be read in conjunction with the condensed consolidated interim financial statements (the “Interim Financial Statements”) of Organigram Holdings Inc., the parent company of Organigram Inc., a Licensed Producer of cannabis and cannabis derived products, (the “Company” or “Organigram”) for the three months ended November 30, 2018 (“Q1 of Fiscal 2019”) and the audited consolidated financial statements for the year ended August 31, 2018, including the accompanying notes thereto.

Financial data in this MD&A is based on the Interim Financial Statements of the Company for Q1 of Fiscal 2019 and are expressed in thousands of Canadian dollars except for share and per share calculations, per gram of dried flower and per millilitre (“ml”) of oil calculations and prepared in accordance with International Financial Reporting Standards (“IFRS”) unless otherwise stated. Financial figures relating to prior periods in the eight quarter comparative table captioned “Summary of Quarterly Results” have been restated due to the reclassification of discontinued operations (see note 23 of the Interim Financial Statements) and the reclassification of shipping expense from selling and marketing expense to cost of sales (see note 24 of the Interim Financial Statements).

The financial information in this MD&A contains certain financial performance measures that are not defined by and do not have any standardized meaning under IFRS; and are used by management to assess the financial and operational performance of the Company. These include, but are not limited to, the following:

•	Yield per plant (in grams)	•	Adjusted gross margin (excluding fair
•	Plants per room		value adjustments)
•	Target production capacity	•	Adjusted EBITDA
•	Cost of cultivation per dried flower	•	Adjusted net income
	harvested (both “cash” and “all-in”)	•	Free cash flow

The Company believes that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. These non-IFRS financial performance measures are defined in the sections in which they appear.

As there are no standardized methods of calculating these non-IFRS measures, the Company’s approaches may differ from those used by others, and accordingly, the use of these measures may not be directly comparable. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The Company’s material subsidiary is Organigram Inc. (“OGI”), a Licenced Producer of cannabis as regulated by Health Canada under the Cannabis Act and the Cannabis Regulations (Canada). The Company sold its other material subsidiary, Trauma Healing Centers Incorporated (“THC”), during Q1 at Fiscal 2019 as described in the MD&A.

The offices of the Company are located at 35 English Drive, Moncton, New Brunswick, E1E 3X3 and further inquiries regarding the Company may be directed to its Chief Financial Officer, Paolo De Luca, at (416) 661-0947, or by email to investorrelations@organigram.ca.

Additional information relating to the Company, including the Company’s Annual Information Form is or will be available under the Company’s profile through the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018	2

2. FORWARD-LOOKING STATEMENTS

Certain information herein contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans”, or “continue”, or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances, and our objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to our plans and objectives, or estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; and, statements regarding our future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. We have based these forward-looking statements on our current expectations about future events.

Certain forward-looking statements in this MD&A include, but are not limited to the following:

  Moncton Campus expansion plans and target production capacity;
  Expectations regarding production capacity, costs and yields;
  Expectations around future sales and relative mix of medical vs. adult-use recreational;
  Expectations regarding employee counts;
  Expectations around derivative-based products timing, launch and composition;
  Expectations around supply agreements in Quebec.

Although the forward-looking statements contained in this MD&A are based on what we believe are reasonable assumptions, these assumptions are subject to a number of risks beyond the Company’s control and there can be no assurance that actual results will be consistent with these forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to: financial risks; dependence on senior management; availability and sufficiency of insurance; industry competition; general economic conditions and global events; product development, facility and technological risks; changes to government laws, regulations or policy, including environmental or tax, or the enforcement thereof; agricultural risks; ability to maintain any required licences or certfications; supply risks; product risks; construction delays; packaging and shipping logistics; expected number of medical and adult-use recreational cannabis users in Canada and internationally; risk factors affecting its investees; availability of any required financing on commerically attractive terms; compliance with debt convenants; potential time frame for the implementation of legislation to legalize cannabis internationally; the potential size of the regulated adult-use recreational cannabis market in Canada; ability to enter and participate in international market opportunities; and, other risks and factors described from time to time in the documents filed by the Company with securities regulators. For more information on the risk factors that could cause our actual results to differ from current expectations, see “Risk Factors”.

All forward-looking information is provided as of the date of this MD&A. The Company does not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law. Additional information about these assumptions, risks and uncertainties is contained in our filings with securities regulators and are available at www.sedar.com. Certain filings are also available on our web site at www.organigram.ca.

3. BUSINESS ENVIRONMENT

CURRENT REGULATORY LANDSCAPE

Medical cannabis has been legal in Canada since 2001 under various regulatory regimes. On April 13, 2017, the Government of Canada introduced legislation to legalize, strictly regulate and restrict access to cannabis. On June 18, 2018, the Government of Canada passed legislation on the Cannabis Act (Bill C-45) and Cannabis Regulations (together, the “Cannabis Act”) to allow regulated and restricted access to cannabis for adult-recreational users. The Cannabis Act came into force during the quarter on October 17, 2018.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018	3

The Cannabis Act creates a strict legal framework for controlling the production, distribution, sale and possession of cannabis in Canada. The Cannabis Act allows adults to legally possess and use cannabis and therefore the possession of small amounts of cannabis is no longer a criminal offence. It also made it a specific criminal offence to sell cannabis to a minor and created significant penalties for those who engage young Canadians in cannabis-related offences.

Effective November 9, 2018, the Company’s licence as a Licensed Producer of medical cannabis issued under the previous regulatory regime in effect during the first part of Q1 of Fiscal 2019, the AMCPR (as defined below) was migrated to a licence under the Cannabis Act for standard cultivation, standard processing and sale. The Company’s licence expires March 27, 2020.

HISTORICAL REGULATORY LANDSCAPE

In 2001, the Government of Canada introduced a regulatory regime, the Medical Marihuana Access Regulations (“MMAR”), governing access of patients to marijuana for medical purposes. In June 2013, Health Canada announced, the Marihuana for Medical Purposes Regulations (“MMPR”) to replace the MMAR. Pursuant to the MMPR, companies were eligible to apply as a Licensed Producer (a “licence”) of medical marijuana. This licence permitted a company to lawfully cultivate, possess and sell medical marijuana in conformance with the MMPR. The MMPR came into effect on April 1, 2014 and the Company received its initial licence to operate as a Licensed Producer of medical marijuana on April 14, 2014.

On August 24, 2016, the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) replaced the MMPR as the governing regulations in respect of the production, sale and distribution of medical cannabis and cannabis oil by combining the regulations and requirements of the MMPR, the MMAR and the section 56 exemptions relating to cannabis oil under the Controlled Drugs and Substances Act into one set of regulations. Under the ACMPR, patients had three options for obtaining cannabis:

(a)	continue to access quality-controlled cannabis by registering with Licensed Producers;

(b)	register with Health Canada to produce a limited amount of cannabis for their own medical purposes; or

(c)	designate someone else to produce it for them.

The Company’s licence to operate as a Licensed Producer, governed by the AMCPR, was renewed on March 28, 2017 and was migrated during the quarter to a licence under the current Cannabis Act regulatory regime as described above.

OTHER LICENCES

The Company has also been issued a Cannabis Licence under the Excise Act, 2001 effective October 17, 2018 and expiring October 16, 2020. Under the Excise Act, all holders of a licence under the Cannabis Act who are authorized to cultivate, produce and package cannabis products are also required to hold a cannabis licence from the Canada Revenue Agency.

FEDERAL AND PROVINCIAL REGULATORY RESPONSIBILITY

Effective with the coming into force of the Cannabis Act, Federal, Provincial and Territorial governments share responsibility for overseeing cannabis regulation. The Federal government is responsible for setting strict requirements for Licensed Producers and industry wide rules and standards including the types of cannabis products available for sale, packaging and labelling requirements for products, standardized serving sizes and potency, prohibitions on the use of certain ingredients, good production practices, tracking requirements of cannabis from seed to sale to keep it out of the illegal market and restrictions on promotional activities.

Provincial and territorial governments are responsible for determining how cannabis is sold and distributed in their jurisdictions. All the provinces and territories have established government bodies for regulatory oversight of distribution.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018	4

With respect to the distribution and sale of cannabis for adult recreational use, which falls under provincial and territorial government authority, various regulatory regimes have been implemented. All the provinces and territories have established government bodies for regulatory oversight on distribution of cannabis, while they vary in terms of having adopted public, private or hybrid distribution models. See “Distribution Deals with Provincial Crown Corporations and Other Retailers” below.

The federal regulatory regime provides that Health Canada can grant licences under a range of categories. In the initial stages of the new regulated adult-use recreational cannabis market, products available for sale are the same as those permitted under the medical cannabis market.

DRAFT EDIBLES LEGISLATION

The Cannabis Act provides that it will automatically authorize the legal sale by Licensed Producers such as the Company of “edibles containing cannabis” and “cannabis concentrates” one year following legalization of the regulated adult-use recreational cannabis market (namely, on October 17, 2019) unless amendments to the Cannabis Regulations are brought into force sooner. In December 2018, draft amendments to the Cannabis Regulations were published for comment which are proposed to address public health and safety risks associated with edible cannabis and cannabis products with concentrated levels of phytocannabinoids. The draft legislation would enable a range of cannabis product forms by regulating three new product classes: “edible cannabis”, “cannabis extracts” and “cannabis topicals”. See “Canadian Adult-Use Recreational Market 2.0” below.

4. RISKS AND UNCERTAINTIES

The Company’s business is subject to risks inherent in a high growth, heavily regulated enterprise, and the Company has identified certain risks pertinent to its business that may have affected or may affect the financial statements in the future, as further described throughout this MD&A and under “Risk Factors”. As a general matter, management attempts to assess and mitigate these risks by retaining experienced professional staff and assuring that the Board of Directors and senior management are monitoring the risks impacting or likely to impact the business on a continuous basis.

5. NATURE AND HISTORY OF THE COMPANY’S BUSINESS

The Company is a Licensed Producer of cannabis, including dried cannabis and cannabis oil, under the Cannabis Act. Pursuant to its licence, the Company is permitted to possess, produce, sell, provide, ship, deliver, transport and destroy cannabis, cannabis plants (including plants and seeds) and cannabis oil, in conformity with the Cannabis Act.

Since commencing operations at its main facility located in Moncton, New Brunswick which includes the civic address 35 English Drive, the Company has continued to expand the main facility to create additional production capability. The Company has also strategically acquired land and buildings adjacent to the main facility that, when fully developed and approved by Health Canada, would bring the Company’s production space to approximately 533,000 square feet (together, the “Moncton Campus”). It is important for readers to keep in mind that within its cultivation rooms the Company grows on three levels and therefore its capacity is of greater size compared to other cultivation facilities of similar square footage.

Patients order medical cannabis and cannabis oil from the Company primarily through the Company’s online store or by phone. Medical cannabis dried flower and cannabis oil is and will continue to be delivered by secured courier or other methods permitted by the Cannabis Act. The Company’s prices vary based on grow time, strain yield and market prices.

The Company is also authorized for wholesale shipping of cannabis plant cuttings, dried flower, blends, pre-rolls and cannabis oil to approved retailers and wholesalers for adult-use recreational cannabis under the individual provincial and territorial regulations as per the Cannabis Act.

The Company continues the ongoing development of its Moncton Campus to add additional capacity to allow for increased production of medical cannabis, cannabis oil, and related products. The Company received confirmation on June 20, 2018 that it had been conditionally granted its licence as a Licensed Producer of cannabis effective October 17, 2018, for sales of adult-use recreational cannabis in Canada and the final licence which expires on March 27, 2020 was issued on November 9, 2018.

6. OVERALL PERFORMANCE, STRATEGIC OBJECTIVES & OUTLOOK

Q1 of Fiscal 2019 represents the first quarter of adult-use recreational sales for the Company. Organigram began shipping its recreational product at the end of September 2018 resulting in approximately 10 weeks of sales being reflected in the quarter. The Company believes that it had enough dried flower and oil inventory to meet its original purchase orders from buyers and commitments to suppliers across the country however the Company was constrained in its ability to package and apply excise tax stamps to meet all those orders in a timely manner.

In an effort to increase packaging and excising capacity the Company will be moving to 24 hour shifts for pre-roll production and packaging and has expanded the areas within the facility where packaging and excise stamping occurs.

Notwithstanding some of the packaging and stamping challenges, based on industry feedback and independent observations, the Company believes that it was one of the leading suppliers of pre-rolls, dried flower and oil to the adult-use recreational market during Q1 of Fiscal 2019.

Based on management’s review of other Canadian publicly-traded Licensed Producers’ financial statements, management believes that Organigram had and continues to have an enviable cultivation program with high relative biological asset and inventory balances - particularly when viewed relative to the Company’s market capitalization – which will allow it to reliably provide a steady supply of product to its customers.

Management’s Interpretation of Financial Results
Management primarily focuses on the following key figures from its statement of income to assess how it is performing operationally:

  Revenue and in particular net revenue (gross revenue less excise taxes);
  Cost of sales (including indirect production costs);
  Adjusted gross margin (excluding fair value adjustments); and
  Selling general and administrative (“SG&A”) in particular “cash” expenses (that is other than those that are related to share based compensation).
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018	6

While IFRS includes and recognizes fair value adjustments to biological assets in the gross margin calculation and income, management prefers to wait until a sale to a third-party has occurred before recognizing such adjustments for its own internal performance measurement purposes.

BIOLOGICAL ASSETS AND INVENTORIES

Notwithstanding the preference to back out IFRS fair value adjustments from a performance perspective on the income statement, from a balance sheet perspective, management believes that the carrying values of biological assets and inventories are indications of the Company’s and competitors’ ability or inability to service its sales channels in the near and medium term. The Company assesses its competitive position by reviewing these biological assets and inventory values for other publicly traded Licensed Producers. Many of the Company’s competitors – including in some cases those with larger market capitalizations or enterprise values - have lower biological assets and inventories. Without sufficient product, Licensed Producers may not be able to fully execute on their sales and listing agreements, may not be able to provide the breadth and depth on SKUs that may be required to establish brand equity and may not be able to gain meaningful coverage of markets across the country.

The Company believes that it is one of the market leaders in this regard as it has an enviable inventory build, a consistent source of high-quality indoor grown product and predictable growth in cultivation capacity using proven three-tiered cultivation rooms.

NET REVENUE (GROSS REVENUE LESS EXCISE TAXES)

Of its $12,439 in net revenue for the quarter, the Company sold approximately $9,236 to the adult-use recreational market in the quarter and $2,793 medically with the balance of sales generated from wholesale and other sources. The Company expects the proportion sold to the adult-use recreational market to increase dramatically in Q2 of Fiscal 2019 and for the following quarters as the Company’s recreational shipments enjoy a full calendar quarter of results and as the recreational market presence expands in various markets in which the Company operates.

The Company realized adjusted gross margin (a non-IFRS1 measure that the Company measures as follows: gross margin excluding fair value adjustments divided by net revenue) of 71%. The Company believes that this is an excellent achievement, which represents the accumulation of years of effort to produce high quality and award-winning product on a cost-efficient basis.

The Company has set its sights on numerous opportunities for both fiscal and calendar 2019. Organigram continues to be focused on producing the high-quality indoor grown cannabis for adult-use recreational consumers and medical patients in Canada as well as developing international business partnerships to extend the Company’s global footprint.

Q1 of Fiscal 2019 marked the commencement of a new era with the legalization of adult-use recreational cannabis. This quarter has marked a period of adjustment and the Company was proud to be a part of this historical moment and to have collaborated with the various provinces and other jurisdictional partners across the country supporting the successful launch of this new market. The Company saw tremendous consumer support for the new marketplace and strong interest based on initial sales volumes.

The Company believes that its progress to date as discussed below positions it well for continued growth in markets and sales both with respect to its medical business (which includes domestic and international) and, since October 17, 2018, its new adult-use recreational customers all while increasing long-term shareholder value. Looking forward for the next quarters, the Company will continue to expand production capacity and to make preparations for the introduction of a range of derivative based products, including edibles and vaporizable products.

Management continues to be cognizant of the highly dynamic nature of both the Canadian and international cannabis industries and the related capital markets, which fund expansionary activities. As such, the Company regularly reassesses its overall strategy and implementation thereof including tactical decisions as it believes is reasonably required particularly in the context of legal, regulatory, competitive and financial changes as they occur or in anticipation of their occurrence.

1. See the cautionary statement regarding the use of non-IFRS financial measures at the beginning of this MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018	7

CANNABIS CULTIVATION, PROCESSING, EXTRACTION AND PACKAGING

As the Company has continued the expansion of the Moncton Campus it continues to put in place the necessary infrastructure, equipment and staffing to drive higher production volumes and efficiencies while maintaining a focus on quality dried flower and extracted oil products.

Prior to Q1 of Fiscal 2019, the Company completed its Phase 2 and Phase 3 expansions of the Moncton Campus bringing the available number of grow rooms to 52 comprised of 13 original smaller rooms from Phase 1 and 39 larger rooms from Phases 2 and 3 combined.

Phase 4 Expansion – Under Construction

The Company broke ground on its Phase 4 expansion project in July of 2018. Some elements of Phase 4 are being constructed concurrently while others are being constructed separately and will therefore have different completion dates. Phase 4 will have a state-of-the-art mechanical system and an improved irrigation system as compared to previous Phases that are designed to capture, treat and re-use the water from dehumidification that is central to the cultivation process.

Phase 4a (31 grow rooms) is expected to come online in April of 2019 adding approximately 26,000 kg/yr of incremental target production increasing the Company’s target production capacity to 62,000 kg/yr for the Moncton Campus.

Phase 4b (32 grow rooms) is expected to be ready by August of 2019 adding approximately 27,000 kg/yr of incremental target production increasing the Company’s target production capacity to 89,000 kg/yr for the Moncton Campus.

As Phase 4a construction has progressed, Phase 4b has also begun to take shape. The Company’s fully customized irrigation system is taking shape in Phase 4a production rooms. Once operational, the system is expected to be among the most sophisticated indoor cannabis cultivation irrigation systems in North America. The system includes condensation recovery and a one of a kind reverse osmosis system. The majority of the electrical and control infrastructure for the Phase 4 grow rooms has been installed. The foundation for Phase 4b has been completed and during Q2 of Fiscal 2019, the metal structure will be erected with the entire building expected to be weather tight by mid-March 2019.

All of the chillers for the new mechanical system for Phase 4 are on site and will be producing more than 5,000 tonnes of cooling once the system is fully operational. Plumbers will be installing more than 30,000 feet of carbon steel pipe to link all elements of this advanced system together.

Construction for Phase 4c (28 grow rooms), which will bring target production capacity up to 113,000 kg/yr., began in January 2019. The rooms for Phase 4c are expected to be available to Organigram before the end of calendar 2019. The estimated cost of constructing Phases 4a and 4b (including all supporting mechanical rooms) is approximately $80 to $85 million. Included in the cost of the Phase 4a and 4b budget was a $4 million dedicated substation with peak power capacity of 40 megawatts which was fully commissioned and brought online in October 2018.

The estimated cost of Phase 4c is $40 million for a total aggregate cost of $120 to $125 million for all of Phase 4. The budget has increased from the original estimate of $110 million disclosed in the Company’s annual management’s discussion and anyalysis, due to increased cost of steel, timing of winter construction, and expedited timelines.

Organigram has sufficient cash on hand to fund all three stages of Phase 4 expansion and is free cash flow positive (see “Free Cash Flow” on page 27) as of Q1 of Fiscal 2019.

The forward-looking estimates of additional production capacity and the costs related thereto in Phase 4a/b/c are based on a number of material factors and assumptions including that:

  The facility size will be as estimated with the same amount of cultivation space being used per grow room for cultivation as in Phases 2 and 3;
  The ratio of dried flower cultivated per canopy square foot of grow room will be consistent with historical output in the Company’s existing facilities;
  All grow rooms designated as production rooms will be utilized for their intended purposes (from time to time rooms may be used for other purposes, such as for storage);
  Construction of the facilities will be on time in accordance with the estimates set out above and ready for final inspection by Health Canada in time to meet the target onboarding dates.
  Cost of construction and its various inputs will remain stable.

A number of factors can cause actual costs to differ from estimates including, but not limited to, construction delays and unforeseen obstacles. See “Risk Factors”.

8

Packaging Update

Custom automated packaging equipment for the filling and packaging of dried flower and blends came online at the end of Fiscal 2018. The prototype bespoke automated pre-roll machine has undergone several modifications and upgrades to date to improve efficiency and accuracy and is now in its final commissioning and validation stages. During this period, to meet the high demand for the product, the Company has maximized throughput using Lean Manufacturing Principles and has produced over one million pre-rolls using basic pre-roll equipment used by much of the industry. The Company is proud to be one of the leaders nationally in pre-rolls.

The Company is in the process of optimizing automated labelling and excise stamp application equipment. As these are new machines introduced as part of the adult-use recreational launch to meet new regulatory requirements around excise stamp application and labelling, there has been a period of adjustment and modification to ensure optimal operation of the machinery.

The Company has all the equipment capabilities to process what it cultivates, and it has ramped up hiring to control the process and quality of the product. Staffing is being scaled up to move to 24-hour packaging where required.

Extraction

The Company has $38,072 of dried cannabis available for extraction. This volume of inventory is too large for the Company to process with its current in-house extraction capabilities. The Company is taking two measures to address this issue. Firstly, the Company is in the process of expanding its in-house capabilities as part of its Phase 4 and 5 expansions. Secondly, the Company is actively looking for cost-effective outsourced extraction partners to assist inprocessing volumes.

Future Expansion of Moncton Campus

In addition to the expansion of the cultivation portion of the Moncton Campus, the Company is preparing for the future. In Q4 of Fiscal 2018, the Company completed the purchase of approximately 9.1 acres located across the road from its current production facility for $640.

The Company also expects that it will have approximately 56,000 sq. ft. of interior space that it already owns and is currently leasing to a tenant available for its use when the existing tenant vacates which is expected to be in mid- February of 2019.

Once refurbished, this 56,000 sq. ft. of real property can be used in the future for purposes which may include an extraction, derivatives and edibles facility (in anticipation of the legalization of edible and vaporizable products on or before October 2019) or further production expansion depending on the outcome of the Company’s strategic review of market conditions from time to time and regulatory and other constraints.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018	9

Cannabis Strains

The Company is currently mass cultivating seven core cannabis strains including its award-winning sativa Wabanaki (sold as Edison Rio Bravo in the adult-use recreational market) to serve both medical and adult-use recreational markets. The Company’s genetic bank is significantly larger than seven strains and the Company has another eight strains in production/commercial testing to ensure expanded offerings when Phase 4a comes online, expected to be in spring of calendar year 2019. These new strains will allow the Company to offer a wider variety of products with different cannabinoid content, terpenes, and flavours. Additionally, the Company has a tight focus on a select few organic varieties which have been shown to flourish in an organic growing environment.

Ecocert Canada

During Q1 of Fiscal 2019, a portion of the Company’s medical cannabis plants and growing process were certified organic with Ecocert Canada. The process of recertification coincided with the expansion of the Moncton Campus discussed above to meet growing and anticipated demand for mineral and organic product. The Company submitted a comprehensive action plan to Ecocert Canada outlining the Company’s robust segregation design to manage and execute the complexities of producing and processing both streams of products within the same facility.

Focus on Quality

In November 2017, Organigram was recognized for product quality and exceptional service at the Canadian Cannabis Awards. The annual, voter-driven event recognizes best-in-class among Licensed Producers in Canada.

For the 2018 Canadian Cannabis Awards Organigram received nominations in nine categories including Top Sativa, Top Indica and Cannabis Product of the Year.

During Q1 of Fiscal 2019, the Company was named a silver winner in the Company of the Year – East Canada category for the Best in Biz Awards for its efforts to build a strong corporate culture, state of the art production facility and comprehensive commercialization plan in a new and constantly evolving industry.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018	10

Growing Configuration

The following chart depicts the average number of plants harvested per room compared to the average yield per plant (in dried grams) for the last five quarters.

The Company has made enormous strides in terms of maximizing production in its cultivation facilities. The introduction of Phases 2 and 3 brought on state-of-the-art facilities which allow the Company to control all facets of the lighting and environmental elements in its facilities to drive maximum quality and yield in the plants. The Company also has developed its own in-house proprietary information technology system called OrganiGrow, a database which tracks all grow cycles by harvest period, strain, room, environmental conditions and other factors which in turn allows the Company to understand and refine the optimal methods to grow the cannabis plants. The quality and yield of the Company’s cultivation efforts have resulted in award winning products and, to the best of the Company’s knowledge based on the public disclosures it has reviewed, which may not be comparable, the lowest known cost of cultivation in the Canadian industry.

The number of plants per room increased from Q1 to Q3 of 2018 largely because of the larger grow rooms that were added in Phase 2 and 3 compared to the smaller rooms that were utilized in Phase 1. In Q4 of 2018, the Company began to reduce the number of plants produced in the larger grow rooms by approximately 30% based on the results of a pilot “continuous improvement” project that it ran earlier in the year. By reducing the density of plants in the room, the Company was able to achieve roughly the same yield per room as plants were able to grow more prolifically in terms of width and the increase in yield per plant offset the reduction in the aggregate number of plants in the grow rooms. Additionally, the Company was able to save on labour and materials as there were fewer plants to feed and trim.

The Company continued to see yield improvements in Q1 of Fiscal 2019 and continues to see improvement to the date of this MD&A. Notwithstanding these achievements, the Company continues to seek areas in which to improve its cultivation and the configuration of the plants is monitored and adjusted continuously in an effort to optimize the health and yields of the plants and to ensure maximum yield per square foot.

Cost of Cultivation

As a result of the improved yields and operational efficiencies described above, the Company has experienced a corresponding drop in “cost of cultivation” – a non-IFRS measure1 - per gram harvested. This includes “cash” costs such as direct labour, direct materials and manufacturing overhead (an example would be maintenance) as well as “non-cash” expenses such as employee share-based compensation of cultivation employees and depreciation related to building and equipment of the production facility. Cost of cultivation does not include packaging costs which will be added to arrive at the cost for inventory, nor distribution costs (shipping), both of which are included in the cost of sales (note previously the Company charged shipping to “sales and marketing” on the statement of income but changed its practice in Q1 of Fiscal 2019).

1. See the cautionary statement regarding the use of non-IFRS financial measures at the beginning of this MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018	11

Cost of cultivation per gram harvested has dropped dramatically in the past five quarters. The Company reported a cash cost of cultivation of $0.56 per dried flower equivalent gram in Q1 of Fiscal 2019 which, to the best of the Company’s knowledge based on the public disclosures it has reviewed, which may not be comparable, is the lowest cost of cultivation among publicly traded Canadian Licensed Producers. This low cost of cultivation is primarily attributable to two factors: (1) dramatically higher yields per plant and per grow room which means that labour and material costs are spread over more grams, and; (2) operational efficiencies driven by a relentless culture of continuous improvement and use of Organigram’s unique and proprietary software system (OrganiGrow).

COST OF CULTIVATION PER DRIED FLOWER HARVESTED

PARADIGM SHIFT ON CULTIVATION

The Company’s management believes that the results that it is experiencing on cultivation are paradigm shifting for the industry. While the vast majority of incremental production capacity in 2017 and 2018 by competitors was brought through greenhouse (not indoor) production Organigram focused on a core competency of controlling conditions in precisely built indoor environments with a relentless commitment to continuous improvement and investment in information technology (OrganiGrow). Competitors believed that greenhouse production would produce a lower cost of cannabis by potentially making a sacrifice on quality.

Organigram believes that it has achieved the best of both worlds: high quality indoor grown product and low cost of production.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018	12

GROWTH IN FULL-TIME EMPLOYEE HEAD COUNT

In order to meet its production outlook, the Company has been rapidly expanding its head count. At the end of Q1 of Fiscal 2019 (November 30, 2018), the Company had 479 full time employees compared to 356 at Fiscal year-end (August 31, 2018).

As at the date of this MD&A, the Company has approximately 570 employees and it expects to reach over 700 in calendar 2019.

Canadian Cannabis Market

Q1 of Fiscal 2019 was the strongest sales quarter for Organigram yet. With the pipeline fill on the adult-use recreational side of the business coupled with ongoing medical sales, the Company not only experienced its highest sales quarter of all time, it also surpassed in a single quarter what it has historically done in an entire year of sales on the medical side. The Company currently expects strong sales results to continue. However, as the adult-use recreational market is an emerging industry, past performance should not generally be viewed as indicative of future results.

Canadian Adult Recreational Use Market 1.0

The Company successfully entered the adult-use recreational market in Canada in October 2018 with distribution of a selection of full flower, milled flower (blends), pre-rolls and cannabis oil across a platform of brands. With distribution agreements secured in 9 out of 10 provincial jurisdictions across the country, the Company has achieved ongoing distribution to all of these provinces including Ontario, Alberta, Manitoba, British Columbia, Saskatchewan and the four Atlantic provinces. With one of the most diverse and readily available lineups of products in the country, consumers now have access to Organigram’s adult-use recreational brands coast to coast, with the exception of Quebec, making Organigram a true national player in the market.

The Company has also achieved strong market positions in many provinces thus far including a solid #1 position in the maritime provinces, a progressively growing position in both Alberta and Ontario, and increasing volumenumbers being seen in Saskatchewan, Manitoba and British Columbia.

The Company is currently focused on becoming an official supplier in the province of Quebec which, if completed, would secure distribution for Organigram in all 10 provinces.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018	13

Over and above Organigram’s original commitment to dried flower, pre-rolls and oils, the Company has also scaled-up extra volumes of oils and pre-rolls and has been working collaboratively with its jurisdictional partners to help offset some of the shortages currently identified in the marketplace.

From a sales structure standpoint, the Company continues to build its infrastructure with a high-quality sales team including field sales representatives and sales management to help to work with retailers and educate staff at the retailer level on Organigram’s various brands.

MEDICAL SALES

From a medical sales standpoint, Q1 of Fiscal 2019 continued to be a strong one for Organigram. Even with the launch of the adult-use recreational program, medical sales revenue remained relatively constant. The Company continues to be very focused on the medical side of the business and is committed to ensuring there is no disruption in product availability for its patients.

Organigram introduced a new organically certified line of products for its medical patients in October 2018 that has been extremely well received. This product line was the biggest seller overall in Q1 of Fiscal 2019 from a dried flower perspective. With the launch of the adult-use recreational market in October, the Company also identified a fundamental shift in the product mix to the medical patient. Oils represented 65% of the overall medical sales in the quarter. This was up from 42% for the same period last year.

The Company announced in September that it would be absorbing the excise tax for its medical patients. The Company’s early estimates is that this program will cost the Company approximately $300 a quarter. As excise costs vary by jurisdiction, the amount may vary depending on the relative jurisdictional mix of sales. This initiative has been extremely well received by both patients and educators and emphasized Organigram’s ongoing commitment to its patients. The Company has also decided to increase its offering to its medical compassionate program, allowing even more access to Organigram products for patients that are on a fixed income.

Registered Patients

The Company quantifies the number of medical patients as those with an active prescription registration. The Company’s patient count softened somewhat in Q1 of Fiscal 2019 as it became less aggressive in targeting medical business as it began to serve the adult-use recreational market. As a result of the shifting dynamics (launch of adult-use recreational market) it will take a few quarters to be able to fully anticipate the long-term trend of the medical patient count and medical cannabis business.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018	14

BRANDING STRATEGY

The Company has been working on establishing strong brands for use in the adult-use recreational marketplace and understands that there is a desire for variety leading to the creation of a diverse house of brands and products. The Company’s adult-use recreational brands strategy incorporates the Company’s knowledge about current and potential consumers, the industry, future product development and opportunities for growth.

In anticipation of legal adult-use recreational cannabis in Canada, the Company developed a branding strategy, including The Edison Cannabis Company, ANKR Organics, Trailer Park Buds and Trailblazer as depicted above and described below. This ‘family of brands’ approach was determined to appeal to targeted and strategic consumer groups based on internal and external research on the modern cannabis consumer.

Positioned as a premium and modern brand for discerning consumers, the Edison Cannabis brand is focused on the four pillars of quality, sophistication, creativity and innovation. Following the very successful launch of the Edison Project by the Company to medical patients, the brand platform was tested in late 2017 both internally and externally to validate its strength and potential. The benefits of hand manicured and craft-cured top flower were extended into the Edison Reserve line, which has been well received in the market as the Company’s top quality, indoor grown product.

The ANKR Organics brand has been developed based on the authentic nature of the Company’s lineage in organic growing. As one of the industry’s most experienced organic growers, the Company has the credentials and capabilities to deliver a top-quality product through a certified organic process that will resonate with an educated and affluent demographic who see the value in organically grown products. The Company plans to have ANKR Organics product available later in 2019.

The development of Trailer Park Buds, a brand created to appeal to an experienced consumer of cannabis who doesn’t take life too seriously, is scheduled for release in 2019. Following several discussions with regulators, the Company has taken a cautious approach to ensure all elements of the brand align with regulatory requirements including those relating to marketing, and to also understand the early dynamics of the evolving adult-use recreational market in Canada.

Following discussions and working sessions with jurisdictional partners across Canada in preparation for October 2018, the Company made the strategic decision to add to its brand portfolio with the introduction of Trailblazer, a brand targeted towards a value conscious consumer. The brand was designed as a celebration of the citizens, industry and government officials who have committed their lives to creating the legal framework the brand now participates in. The Company launched Trailblazer in selected markets with a product mix consisting of pre-rolls and milled flower (blends). Trailblazer complements the Company’s premium and organic product offerings. This new product is currently planned to be sold at a slight discount to mainstream priced products across Canada and will produce a breadth of lower, mid and higher THC products.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018	15

The Company also collaborated during the quarter with AHLOT Cannabis Collections – Discovery Series Volume 1, a first of its kind product, including 5 one-gram bottles of high-quality cannabis sourced from a select group of Canadian Licensed Producers. The Company’s award-winning sativa strain, Wabanaki, was included and positioned under the Edison Rio Bravo name. The variety pack was selected for distribution by the Ontario Cannabis Store and was available to consumers following the launch of the adult-use recreational market.

In January 2019, the Company added humidity control units in the form of Integra Boost packaging technology into its entire line of dry flower products from 1 g to 15g to help maintain freshness, extend shelf life and enhance the overall customer experience. While the Company expects an increase in packaging costs as a result of this move the Company does not believe the impact to be material and it is entirely consistent with its objective of developing a brand underpinned by quality.

DISTRIBUTION DEALS WITH PROVINCIAL CROWN CORPORATIONS AND OTHER RETAILERS

The Company’s strategic vision is to establish a definitive national footprint which has been realized with coast to coast (other than Quebec) access.

16

The provinces have different schemes with sales being conducted through brick and mortar stores in some provinces and online in others and a hybrid approach being taken in yet others.

In many jurisdictions, volumes of sales during Q1 of Fiscal 2019 exceeded expectations. The Company has been working with its jurisdictional partners to make appropriate adjustments and respond to consumer demand and fill orders as quickly as possible to address inventory concerns. As this is a new market, forecasts are being reviewed and adjusted as it evolves.

CANADIAN ADULT-USE RECREATIONAL MARKET 2.0

The Company continues to plan for the anticipated legalization of edibles and concentrates later in calendar 2019 including by partnering with TGS International LLC (“TGS”), a vertically-integrated cannabis company which owns and operates over 300,000 square feet of state licensed and regulated production, processing, and manufacturing facilities, as well as 16 medicinal and/or adult-use retail locations in the state of Colorado. The Company has no equity or other financial interest in TGS and the terms of the agreement provide for a royalty payment to TGS on products sold in Canada. Insights have been gained through the relationship with TGS to better understand demand on particular product forms, as well as market share trends over time.

Organigram has no investment or ownership in any U.S. entity nor does it provide any products or services to U.S. entities. The arrangement with TGS does not involve the provision of products or services to TGS.

The Company is currently focusing its interests on vaporizable pen technologies and a selection of edible products which may include chocolate and confectionary and plans to be well prepared to enter the edibles market upon regulatory consent. As a result of this, the Company has engaged Canada’s Smartest Kitchen to work collaboratively to develop a series of edible products, specifically focused on chocolate. Additional plans for the second phase of Canadian Adult-Use Recreational Market Launch or “2.0” will be unveiled as calendar 2019 progresses.

INTERNATIONAL CANNABIS & CBD MARKETS

The Company had an active Q1 of Fiscal 2019, making a number of investments and one divestiture.

First International Medical Shipment

In May 2018, the Company received a permit from Health Canada to export medical cannabis to Australia. This allows the Company to ship dried cannabis products to Cannatrek Medical PTY Ltd, a licenced Australian medical cannabis enterprise with operations in Melbourne, Victoria through its broker Cannada Management Group Global Inc., a leading global cannabis and hemp brokerage firm for import/export, procurement and logistics of cannabis and hemp related products. On July 6, 2018, the Company fulfilled its first shipment of dried flower to the Australian purchaser.

On September 24, 2018, the Company fulfilled its first shipment of cannabis oil to the Australian purchaser.

Alpha-Cannabis Germany

On October 17, 2018, the Company announced that it had, through its wholly-owned subsidiary 10870277 Canada Inc. (the “Purchaser”), executed an investment agreement dated as of October 10, 2018 with alpha-cannabis® Pharma GmbH (“Alpha-Cannabis Germany” or “ACG”), located in Stadthagen, Germany, pursuant to which the Company will acquire 8,333 common shares of ACG, representing a 25% interest in the capital of ACG, on a fully diluted basis, for an aggregate investment of €1,625,000 (approximately $2.44 million CAD). Established in 2016, ACG is a privately-held company that is strategically positioned to serve the German medical cannabis market, which is quickly becoming one of the largest markets for medical cannabis in the world. With a team of highly experienced and reputable specialists from the pharmaceutical industry with scientific and business backgrounds, ACG is focused on the development, production and marketing of Cannabis based APIs (Active Pharmaceutical Ingredients) and pharmaceuticals.

Another €875,000 (approximately $1.35 million CAD) of the Company’s Common Shares (to be valued in accordance with a volume weighted average price formula) is payable to ACG based on the achievement of certain gross margin- based milestones.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018	17

The investment will provide the Company with a 25% interest in the aggregate issued and outstanding shares of Alpha-Cannabis Germany on a fully-diluted basis. The Company will provide ACG with dried cannabis flower as well as sweet leaf for conversion into extracts for the burgeoning German medical cannabis market. Further, the parties also anticipate entering into an agreement whereby the Company will have an option to purchase pure synthetic CBD isolate from Alpha-Cannabis Germany. The parties anticipate jointly submitting for future licences available to supply medical cannabis in the German market.

Eviana

On October 2, 2018, the Company along with an institutional strategic investor each participated 50% in a $10 million debenture offering (the “Debenture Offering”) by Eviana Health Corporation (“Eviana” or the “Issuer”), which was a private placement investment.

Additionally, the Company entered an offtake agreement with Eviana whereby the Company has the right, but not the obligation, to purchase up to and including 25% of Eviana’s annual cannabidiol (CBD) production (or a comparable form, including CBD crystals) for a period of five years from when it is first made commerically available by Eviana at 95% of the agreed raw CBD oil wholesale market price.

Eviana is a Canadian Securities Exchange listed company that was established with the aim of delivering customized consumer health care products using natural hemp strains of cannabis sativa. Eviana holds certain assets in Serbia relating to the cultivation of industrial hemp plant including but not limited to:

  310 metric tonnes of harvested hemp from 2017 and 2018;
  A 40,000 sq. ft. processing facility in Mladenovo, Serbia (near Novi Sad); and
  A 22,000 sq. ft. pharma-grade leased facility in Belgrade which houses ethanol and CO2 extraction equipment.

In connection with completion of the Debenture Offering, Eviana issued 10,000 debenture units (the “Debenture Units”) of the Issuer, maturing 24 months from the closing date, each consisting of (i) $1,000 principal amount of senior unsecured convertible debentures of Eviana (the “Debenture”); and (ii) one half of one common share (“Common Shares”) purchase warrant of the Issuer (each whole such purchase warrant, a “Warrant”). Each full Warrant is exercisable by the holder thereof for 870 Common Shares in the capital of the Issuer (the “Warrant Shares”) at an exercise price per Warrant Share of $1.30 for a period of 24 months from the closing date of the Debenture Offering. The Debentures are convertible into that number of fully paid and non-assessable Common Shares of the Issuer computed on the basis of the principal amount of the Debentures being converted, divided by the conversion price of $1.15 per Common Share at the holder’s option, or upon mandatory conversion at the request of the Issuer in the event that at any time after four months plus one day following the closing date, the daily volume weighted average closing price of the Common Shares on the Canadian Securities Exchange is greater than $2.15 for any ten consecutive trading days.

The Debentures bear interest at a rate of 10.0% per annum from the date of issue, payable semi-annually in arrears on June 30 and December 31 of each year, commencing December 31, 2018. Interest shall be computed on the basis of a 360-day year composed of twelve 30-day months. The December 31, 2018, interest payment represented accrued interest for the period from the closing date to December 31, 2018. Upon conversion of the Debentures, the holder shall also receive a cash payment amount equal to the accrued and unpaid interest on the principal amount being converted up to, but excluding, the applicable date of conversion, as well as a cash payment equal to the additional interest amount that such holder would have received if it had held the Debentures for a period of one year from the date of conversion, provided such period does not extend beyond the maturity date. The Company also has a director nominee right on the Eviana Board.

OTHER STRATEGIC INVESTMENTS AND DEVELOPMENTS

The Company remains committed to the development and/or acquisition of cannabis or hemp related production assets in Canada or abroad, intellectual properties, technologies or other assets that are synergistic to the Company’s Canadian and/or international strategies.

Hyasynth

On September 13, 2018, the Company entered into a strategic investment in convertible secured debentures (the “Debentures”), to be purchased in three tranches and valued in the aggregate at $10 million, of Hyasynth Biologicals Inc. (“Hyasynth”), a biotechnology company based in Montreal and leader in the field of cannabinoid science and biosynthesis.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018	18

Hyasynth has patent-pending enzymes, yeast cells and processes that make it possible to produce phytocannabinoids and phyocannabinoid analogues in genetically modified strains of yeast. These proprietary enzymes and yeast strains have to date allowed Hyasynth to make CBG, CBD and THC for novel and specialized products such as vaporizable cannabis products and cannabis infused beverages for a fraction of the cost of traditional plant-based production. The Company views this investment as providing early access to what it expects to be the future of cannabis production. The Company expects that cost-effectiveness and scalability will be necessary to be meet the needs of both the Canadian and global cannabis markets. Working with Hyasynth changes assumptions about scale, speed and precision to produce extract based medical products and a range of adult-use recreational products such as edibles and beverages.

The funding provided by Organigram is intended to allow Hyasynth to refine and optimize its processes and to fund a purpose-built manufacturing facility for production. Pursuant to a debenture purchase agreement dated as of September 13, 2018, (the “Debenture Purchase Agreement”) among Hyasynth, Organigram and certain other investors purchasing debentures concurrently with Organigram (the “Investors”), Organigram has purchased $5 million in secured convertible 8% Debentures, and Organigram will purchase up to an additional $5 million of Debentures of Hyasynth in a series of two other tranches of $2.5 million each based on Hyasynth attaining certain funding milestones and the satisfaction of certain other customary closing conditions.

In respect of tranches two and three, under the terms of the Debenture Purchase Agreement, the principal amount of the outstanding Debentures (but not interest) are convertible from time to time into common shares of Hyasynth at the option of the holder. In addition, in certain circumstances described in the Debenture Purchase Agreement, the principal amount of outstanding Debentures (but not interest) shall be automatically converted into common shares of Hyasynth upon the occurrence of certain events. Each such conversion will be at the various conversion prices applicable to each tranche of Debentures specified in the Debenture Purchase Agreement, which such conversion prices shall be subject to adjustment in accordance with the terms and conditions of the Debenture Purchase Agreement. If not converted, the principal amount of the Debentures, accrued interest, and other amounts payable thereunder mature on August 31, 2023, unless such maturity is accelerated in accordance with the provisions of the Debenture Purchase Agreement. Upon conversion, and if fully converted, the Hyasynth common shares issued to Organigram would represent a substantial interest in Hyasynth based on the current capitalization structure for Hyasynth, provided that such capitalization structure remains as such at the time of conversion.

Organigram also has been granted certain investor rights and board representation on Hyasynth. Organigram and the other Investors have been granted a security interest over the assets of Hyasynth as security for Hyasynth’s obligations under the Debentures. In addition to the investment, Organigram has the right to purchase 25% of the cannabinoid offtake from Hyasynth at a discount.

While the Company expects that there will always be a need for premium indoor grown cannabis flowers, working with Hyasynth offers the potential to more quickly respond to market demand for cannabinoid based recreational and medical products.

Sale of Trauma Healing Centers

On October 16, 2018, the Company sold Trauma Healing Centers (THC) to Harvest Medicine (HMED). HMED is a wholly-owned subsidiary of VIVO Cannabis Inc. (VIVO). The transaction saw HMED acquire 100% of the issued and outstanding shares of THC from Organigram. The total purchase price for the shares was $1,200,000, satisfied by the issuance of common shares in the capital of VIVO at a price per share equal to the ten-trading day volume weighted average price immediately prior to the closing of the transaction. The Company divested of THC as it was not a part of its core business. The Company made a decision to focus its efforts on the emerging adult-use recreational market.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018	19

7. SELECTED INFORMATION, DISCUSSION OF OPERATIONS AND SUMMARY OF QUARTERLY RESULTS

CAUTIONARY NOTE REGARDING NON-IFRS FINANCIAL MEASURES:

The Company uses certain non-IFRS performance measures such as adjusted EBITDA (excluding fair value adjustment to inventory and biological assets), adjusted gross margin and adjusted gross profit within this MD&A or other public documents, which are not measures calculated in accordance with IFRS and have limitations as analytical tools.

These performance measures have no prescribed meaning under IFRS and therefore amounts presented may not be comparable to similar data presented by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance such as net income or other data prepared in accordance with IFRS. See the cautionary statement at the beginning of this MD&A.

Financial figures relating to prior periods in the eight quarter comparatives table captioned “Summary of Quarterly Results” have been restated due to the reclassification of discontinued operations (see note 23 of the Interim Financial Statements) and the reclassification of shipping expense from selling and marketing expense to cost of sales (see note 24 of the Interim Financial Statements).

SUMMARY OF QUARTERLY RESULTS

The legalization of adult-use cannabis for recreational purposes in October 2018 resulted in a significant increase in revenue in Q1 of Fiscal 2019, which is expected to continue through Fiscal 2019 as the recreational market matures and stabilizes. Otherwise, no seasonality has been historically noted and the Company does not currently anticipate any such trends going forward, other than the market development trends noted previously.

QUARTERLY RESULTS
($000’s)	Q2 -F17	Q3- F17	Q4-F17	Q1- F18		Q2-F18	Q3 -F18	Q4-F18	Q1 -F19
Net revenue from continuing operations	$(581)	$1,917	$1,822	$2,399		$3,395	$3,422	$3,213	$12,439
Net income (loss) from continuing operations	$(5,755)	$(2,346)	$(1,957)	$(1,229)		$1,191	$4,070	$18,091	$29,517
Net income (loss) from continuing operations per common share, basic	$(0.059)	$(0.023)	$(0.020)	$(0.012)		$0.010	$0.021	$0.157	$0.231
Net income (loss) from continuing operations per common share, diluted	$-	$-	$(0.020)	$(0.012)	$		- $	- $ 0.152	$0.195

Q2 F2017 includes sales return provision of $2,026 for credits issued for a client care program. Q2 F2018 includes a recapture of the provision for $471 representing the credits that expired under the program

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018	20

NET REVENUE FROM CONTINUING OPERATIONS

The net revenue for the Company is defined as gross revenue, less any customer discounts and returns (as noted in the footnote to the table above) and excise taxes. Revenue consists primarily of dried flower and cannabis oil but also related accessories and, at times, wholesale sales. For the purpose of reviewing revenue figures, the Company is most interested in recreational and medical sales of dried flower and oil, which have increased as illustrated below.

Net Revenue $000's

$11,500
$9,500
$7,500
$5,500
$3,500
$1,500
($500)
($2,500)
31
42
86
111
153
59
Q2-F17
Q3-F17
Q4-F17
Q1-F18
Q2-F18
Q3-F18
Q4-F18
Q1-F19
Other
Wholesale Flower
Medical Oil, net of excise duty
Medical Flower, net of excise duty
Recreational Oil, net of excise duty
Recreational Flower, net of excise duty

REVENUE

The Company’s revenue from continuing operations includes dried flower to medical patients and wholesale, cannabis oil, and accessories revenue. For the quarter ended November 30, 2018, the Company posted net revenue of $12,439 from 1,735,547 grams of dried flower and 2,548,450 ml of oil sold versus $2,399 for the quarter ended November 30, 2017 on sales of 195,075 grams of dried flower and 418,600 ml of oil.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018	21

GRAMS SOLD – DRIED FLOWER

The Company quantifies dried flower sold in the measurement of grams. The Company experienced a 790% increase in grams sold in the quarter from Q1 of Fiscal 2018 to Q1 of Fiscal 2019. This shift is primarily attributable to the legalization of adult-use cannabis for recreational purposes in October 2018 and the Company’s decision to less aggressively pursue new medical clients.

ML SOLD – CANNABIS OIL

The Company quantifies cannabis oil sold in the measurement of milliliters and started selling the product in August 2016. The Company’s cannabis oil for the adult-use recreational market has a lower cannabinoid concentration of 10 mg/ml versus 20 mg/ml for the medical market and therefore the Company will achieve more revenue per ml on medical oil but more revenue per cannabinoid content on recreational oil (see page 25 in the MD&A). As a result of the legalization of recreational cannabis, the Company increased its sales of cannabis oil volumes by 509% from Q1 of Fiscal 2018 to Q1 of Fiscal 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018	22

COST OF SALES AND GROSS MARGIN

The gross margin from continuing operations for the quarter ended November 30, 2018 and 2017 was $51,746 and $1,317, respectively. Included in gross margin are the changes in the fair value of biological assets related to IFRS standard IAS 41 - Agriculture. The increase in fair value adjustments is due to additional production capacity that began to come online near the end of February 2018 and which continued throughout the year as well as increased yield experienced per plant harvested in (see page 11).

The cost of sales primarily consists of the following:

1.

Costs of sales of cannabis (dried flower and oil) include the direct costs of materials and labor and depreciation of manufacturing related items such as building, and equipment related to the production of cannabis sold. This includes growing, cultivation and harvesting costs, quality assurance and quality control, as well as packaging and labelling.

2.	Cost of sales also includes the costs related to other products such as vaporizers and cookbooks.

3.	Cost of sales also includes shipping expenses to delivery product to the customer. Prior period amounts have been restated to conform to the current period presentation.

4.

Also included are the production costs of late-stage biological assets that are disposed of and inventory that does not pass the Company’s quality assurance standards are expensed to indirect production. Indirect production for the three months ended November 30, 2018 was $715 versus $455 for the prior year comparative period.

Illustrative Overview1 of Composition and Flow of Biological Assets, Inventories, and Cost of Sales.

Notes:

1.

The above illustration is for informational purposes only and should not be viewed as an exact representation of the actual flow of inputs and outputs. Certain items referenced above may not have a standard meaning under IFRS and therefore should be considered non- IFRS measures. Readers should refer to the notes of the August 31, 2018 year-end financial statements for the official accounting policies.

2.

The majority of stock options expense related to the manufacturing and operations groups and most of the Moncton Campus depreciation is captured as part of cultivation costs, however a certain amount of these costs are also added during the post-harvest and extraction phases.

3.

Fair value adjustments are made to the cost basis of biological assets which collectively become the cost basis of inventories. Inventories are then carried at the lower of cost and net realizable value. When sold a portion of inventory is charged to cost of sales (actual costs) with the remainder (FV adjustments) to “Fair value adjustments to biological assets” on statements of income.

4.	Excise taxes are excluded from this diagram and are reflected as a netting adjustment against revenue for presentation purposes in the consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018	23

The following table reconciles the Company’s gross margin (before fair value adjustments) from its Canadian recreational and medical sales with its reported revenue, cost of sales and gross margin (before fair value adjustments):

	THREE-MONTHS ENDED NOVEMBER 30, 2018 ($000’S)
	RECREATIONAL	RECREATIONAL	MEDICAL	MEDICAL		OTHER
	FLOWER	OIL	FLOWER	OIL	WHOLESALE	(NOTE 1)	TOTAL
Gross Revenue	$9,438	$1,676	$1,236	$1,719	$275	$135	$14,479
Excise Taxes Net	(1,730)	(148)	(98)	(64)	-	-	(2,040)
Revenue	$7,708	$1,528	$1,138	$1,655	$275	$135	$12,439
Cost of Sales (Note 2)	1,449	302	172	460	35	485	2,903
Indirect Production (Note 3)	-	-	-	-	-	844	844
Gross Margin (Note 4)	$6,259	$1,226	$966	$1,195	$240	$(1,194)	$8,692

UNITS OF:
Dried Flower(ingrams)	1,514,912	-	165,635	-	55,000	-	1,735,547
Oil (in ml)	-	1,584,150	-	964,300	-	-	2,548,450

Net Revenue per unit	$5.09	$0.96	$6.87	$1.72	$5.00
Cost of Sales per unit	0.96	0.19	1.04	0.48	0.64
GrossMarginperunit	$4.13	$0.77	$5.83	$1.24	$4.36

		THREE-MONTHS ENDED NOVEMBER 30, 2017
	RECREATIONAL	RECREATIONAL	MEDICAL	MEDICAL		OTHER
	FLOWER	OIL	FLOWER	OIL	WHOLESALE	(NOTE 1)	TOTAL
Gross Revenue	$-	$-	$1,379	$868	$-	$152	$2,399
Excise Taxes Net	-	-	-	-	-	-	-
Sales	$-	$-	$1,379	$868	$-	$152	$2,399
Cost of Sales (Note 2)	-	-	531	528	-	290	1,349
Indirect Production (Note 3)	-	-	-	-	-	455	455
Gross Margin (Note 4)	$-	$-	$848	$340	$-	$(593)	$595

UNITS OF:
Dried Flower(ingrams)	-	-	195,075	-	-	-	195,075
Oil (in ml)	-	-	-	418,600	-	-	418,600

Net Revenue per unit	-	-	$7.07	$2.07	$-
Cost of Sales per unit	$-	$-	2.72	1.26	-
GrossMarginperunit	$-	$-	$4.35	$0.81	$-

Note 1: Other includes: credits related to the recall and accessories
Note 2: Cost of sales includes shipping costs which are reclassifiedfor 2017 to conform with current year presentation and excludes indirect production costs.
Note 3: Includes cultivation assets that did not meet quality assurance standards that is expensed immediately during the period and obsolete packaging. 2017 amounts are higher due to product destroyed related to the voluntary recall.
Note 4: Gross margin is before fair value adjustments on biological assets and inventories.
Note 5: See cautionary statements regarding the use of non- IFRS financial measures at the begining of this MD&A.
Note 6: Readers are cautioned with comparing cost of sales on the income statement with “cost of cultivation” expressed earlier in the MD&A. Cost of cultivation excludes packaging costs. Further, even excluding packaging, the cost of cultivation takes time to work through to cost of sales as harvests are “inventoried” first and expensed to cost of sales only when the product is sold.

24

ADJUSTED GROSS MARGIN % (EXCLUDES FAIR VALUE ADJUSTMENTS)

This is a non-IFRS1 measure and the Company calculates adjusted gross margin as net revenue less cost of goods sold and indirect production, divided into net revenue. The fair value adjustment to biological assets and inventory is excluded as management believes the exclusion is a better representation of performance. The fair value adjustment is a non- cash gain (loss) and is based on fair market value less cost to sell. The most directly comparable measure calculated in accordance with IFRS is gross margin. Prior quarters have been adjusted to reflect results from continuing operations and reclassification of shipping expenses. Please refer to notes 23 and 24 in the Interim Financial Statements. The increase in Adjusted Gross Margin is consistent with the Company’s low cost of production and ability to sell most of its products at the medium to high end of the productcategories.

ADJUSTED GROSS MARGIN %
(Excluding fair value adj.)	Q2-F17	Q3-F17	Q4-F17	Q1-F18	Q2-F18	Q3-F18	Q4-F18	Q1-F19
Gross margin from continuing operations	$(4,054)	$(864)	$553	$1,317	$6,155	$11,696	$32,465	$51,746
Less: gain (loss) on fair value adjustment to biological assets and net realizable value adjustment to inventory	(367)	(578)	265	722	4,384	10,066	30,846	42,925
Gross margin excluding fair value adjustment to biological assets and inventory	(3,687)	(286)	288	595	1,771	1,630	1,619	8,821
Divided by: net revenue from continuing operations	$(581)	$1,917	$1,822	$2,399	$3,395	$3,422	$3,213	$12,439
Adjusted gross margin % (excl. fair value adj.)	-634%	-15%	16%	25%	52%	48%	50%	71%

Because the net revenue and gross margin were impacted significantly in Q2-2017 (-2,026) and Q2-2018 (+471), and to a lesser extent in Q3-2018 (+22), readers may prefer to look at the gross margin (excluding fair value adjustment) and net revenue both excluding the returns and recovery related to the recall credits as follows:

ADJUSTED GROSS MARGIN %
(Excluding fair value adj. and recall effects)	Q2-F17	Q3-F17	Q4-F17	Q1-F18	Q2-F18	Q3-F18	Q4-F18	Q1-F19
Gross margin excluding fair value adjustment to biological assets and inventory from continuing operations	$(3,687)	$(286)	$288	$595	$1,771	$1,630	$1,619	$8,821
Less: effects of recall recovery (returns)	(2,026)	-	-	-	471	22	-	-
Gross margin excluding fair value adjustment to biological assetsand inventory	(1,661)	(286)	288	595	1,300	1,608	1,619	8,821

Net revenue from continuing operations	(581)	1,917	1,822	2,399	3,395	3,422	3,213	12,439

Less: effects of recall recovery (returns)	(2,026)	-	-	-	471	22	-	-
Net revenue from continuing operations - adjusted	$1,445	$1,917	$1,822	$2,399	$2,924	$3,400	$3,213	$12,439

Adjusted gross margin % (excluding fair value adj.) of continuing operations less effects of recall	-115%	-15%	16%	25%	44%	47%	50%	71%

1. See the cautionary statement regarding the use of non-IFRS financial measures at the beginning of this MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018	25

GENERAL AND ADMINISTRATIVE

In the quarter ended November 30, 2018, the Company incurred expenses from continuing operations of $2,171 (excluding THC of $75) versus $921 (excluding THC of $264) in the comparable 2017 prior period.

The increase from the comparable periods is related to an increase in internal resources, office and general expenses, office building depreciation, and shareholder-related fees as the Company increased sales and production volumes while preparing for and following the launch of the adult-use recreational market.

SALES AND MARKETING

Increased sales volumes and the introduction of the adult-use recreational market has resulted in increased spending quarter-over-quarter, and year-over-year. These expenses include increased client service and sales staff, educational materials, as well as commissions on sales. In the quarter ending November 30, 2018, the Company incurred sales and marketing expenses from continuing operations of $2,357 (excluding THC of $nil) versus $923 (excluding THC of $22) in the quarter ended November 30, 2017.

SHARE-BASED COMPENSATION

The Company recognized $972 in share-based compensation for the quarter ended November 30, 2018 compared to $746 in the quarter ended November 30, 2017. Options granted in the recent period were 570,000, valued at $2,053, compared to 226,648, valued at $354, in the quarter ended November 30, 2017.

Included in the quarter ending November 30, 2018 were nil options issued to key management personnel compared to 166,648 options issued for the quarter ending November 30, 2017. Included in the quarter ending November 30, 2018 were nil restricted share units (“RSUs”) issued to key management personnel and members of the Board of Directors compared to nil RSUs issued for the quarter ending November 30, 2017. See “Subsequent Events”.

Share-based compensation was valued using the Black-Scholes valuation model for stock options and the fair value of the shares on the date of the grant for RSUs and represents a non-cash expense.

FINANCING COSTS AND INVESTMENT INCOME (RELATED TO THE COMPANY’S SHORT-TERM INVESTMENTS AND LONG-TERM DEBT)

On January 31, 2018, the Company issued $115 million of convertible debentures paying a 6% coupon interest. The debentures are convertible into Common Shares at a price per Common Share of $5.42 and have a maturity of January 31, 2020. The increase in interest expense is primarily attributable to these debentures.

During the three months ended November 30, 2018, $14,909 in debentures converted into 2,750,730 Common Shares which leaves $98,073 of the original $115,000 in debentures issued outstanding as of the date of this MD&A.

The remaining convertible debentures, if converted at the conversion price of $5.42, would convert into 18,094,649 Common Shares.

For the quarter ending November 30, 2018, the Company incurred $4,190 in financing costs less $246 in investment income versus $51 in financing costs less $95 in investment income during quarter ended November 30, 2017.

These finance costs are related to interest and amortization costs of the long-term debt of $12,624 at November 30, 2018 ($3,018 – November 30, 2017) and a debenture payable of $85,672 at November 30, 2018 ($nil – November 30, 2017). The investment income is related to interest earned on the short-term investments of $65,787 at November 30, 2018 ($20,000 – November 30, 2017), including non-cash fair value gains and losses and the mark-to-market valuation of marketable securities.

During the fourth quarter of 2018, management decided to discontinue operations of THC. During the first quarter of 2019, the sale of THC was completed to VIVO Cannabis Inc. Revenue and expenses, gains and losses relating to the discontinuation of THC have been eliminated from profit or loss from the Company’s continuing operations and are shown as a single line item in the statements of income and comprehensive income.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018	26

NET INCOME (LOSS)

The net income from continuing operations for the quarter ended November 30, 2018 was $29,517 or $0.231 per share (basic) and $0.195 per share (diluted), compared to the quarter ended November 30, 2017 of a net loss from continuing operations of $(1,229) or $(0.012) per share (basic and diluted). The increase in net income over the prior year period ending November 30, 2017 is due to the fair value adjustment on biological assets and inventories as well as the legalization of cannabis for the adult-use recreational market on October 17, 2018, which resulted in a significant increase in revenue over the prior year period, when only the medical cannabis market existed. The net loss from discontinued operations during the quarter ended November 30, 2018 was $(38) or $nil per share (basic and diluted), compared to the quarter ended November 30, 2017 of a net loss of $(173) per share or $(0.002) per share (basic and diluted).

ADJUSTED NET INCOME

This is a non-IFRS measure and the Company calculates adjusted net income as net income before the fair value adjustment to biological assets and inventory. Management believes the exclusion is a better representation of performance. The fair value adjustment is a non-cash gain (loss) and is based on fair market value less cost to sell.

The most directly comparable measure calculated in accordance with IFRS is net income (loss). Prior quarters have been adjusted to reflect results from continuing operations. Please refer to note 23 in the Interim Financial Statements for November 30, 2018.

ADJUSTED NET INCOME (LOSS)
(before taxes, excluding fair value adj.	Q2-17	Q3-17	Q4-17	Q1-18	Q2-18	Q3-18	Q4-18	Q1 -19
Net income (loss)	$(5,755)	$(2,346)	$(2,033)	$(1,402)	$1,078	$2,820	$18,017	$29,479
Less: income (loss) from discontinued operations	-	-	(76)	(173)	(113)	(1,250)	(74)	(38)
Net income (loss) from continuing operations	(5,755)	(2,346)	(1,957)	(1,229)	1,191	4,070	18,091	29,517
Add: income tax expense	-	-	-	-	-	-	5,653	12,785
Less: fair value adjustment to biological assets and net realizable value adjustment to inventory	(367)	(578)	265	722	4,384	10,066	30,846	42,925
Adjusted net income (loss) before taxes (ex fair value adj.)	$(5,388)	$(1,768)	$(2,222)	$(1,951)	$(3,193)	$(5,996)	$(7,102)	$(623)

1. See the cautionary statement regarding the use of non-IFRS financial measures at the beginning of this MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018	27

ADJUSTED EBITDA

This is a non-IFRS1 measure and the Company calculates adjusted EBITDA as net income (earnings) before interest, income tax, depreciation and amortization, and the fair value adjustment to biological assets and inventory.

Management believes the exclusion of the fair value adjustment is a better representation of performance. The fair value adjustment is a non-cash gain (loss) and is based on fair market value less cost to sell. The most directly comparable measure to adjusted EBITDA (excluding fair value adjustment to biological assets and inventory) calculated in accordance with IFRS is net income (loss). Prior quarters have been adjusted to reflect results from continuing operations. Please refer to note 23 in the Interim Financial Statements for November 30, 2018.

ADJUSTED EBITDA	Q2-F17	Q3-F17	Q4-F17	Q1-F18	Q2-F18		Q3-F18	Q4-F18	Q1-F19

Net income (loss) from continuing operations
	$(5,755)	$(2,346)	$(1,957)	$(1,229)	$1,191		$4,070	$18,091	$29,517
Add:

Interest expense (income) from continuing operations	(133)	(114)	(78)	(44)	1,143		3,679	3,861	3,944

Income tax expense	-	-	-	-	-		-	5,653	12,785

Depreciation and amortization from continuing operations	806	378517	485603	9231,556					1,671

Less: fair value adjustment to biological assets and net realizable value adjustment to inventory	(367)	(578)	265	722	4,384		10,066	30,846	42,925

Adjusted EBITDA	$(4,715)	$(1,504).	$(1,783)	$(1,510)	$(1,447	).	$(1,394)	$(1,685)	$4,992

FREE CASH FLOW

This is a non-IFRS1 measure that the Company uses to estimate its free cash flow from non-investing or non-financing activities. The Company estimates free cash flow as net income before income tax, depreciation, share-based compensation, and the fair value adjustment to biological assets and inventory. Management believes the exclusions are a better representation of cash performance. The fair value adjustment is a non-cash gain (loss) and is based on fair market value less cost to sell. The most directly comparable measure calculated in accordance with IFRS is cash provided by operating activities on the consolidated statement of cash flows. Prior quarters have been adjusted to reflect results from continuing operations. Please refer to note 23 in the Interim Financial Statements for November 30, 2018.

FREE CASH FLOW	Q2-F17	Q3-F17	Q4-F17	Q1-F18	Q2-F18	Q3-F18	Q4-F18	Q1-F19
Net income (loss) from continuing operations	$(5,755)	$(2,346)	$(1,957)	$(1,229)	$1,191	$4,070	$18,091	$29,517
Add:
Income tax expense	-	-	-	-	-	-	5,653	12,785
Depreciation and amortization from continuing operations	806	378	517	485	603	923	1,556	1,671

Share-based compensation	291	222	916	746	1,154	1,156	1,977	1,847
Less: fair value adjustment to biological assets and net realizable value adjustment to inventory	(367)	(578)	265	722	4,384	10,066	30,846	42,925
Free Cash Flow	$(4,291)	$(1,168)	$(789)	$(720)	$(1,436)	$(3,917)	$(3,569)	$2,895

1. See the cautionary statement regarding the use of non-IFRS financial measures at the beginning of this MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018	28

CHANGES IN ACCOUNTING POLICIES

New standards and interpretations adopted:

IFRS 2 – Share-based Payments

The amendment clarifies how to account for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature and a modification to the terms and conditions that changes the classification of the transactions. The amendment is effective for annual periods beginning on or after January 1, 2018. This was effective for the Company beginning September 1, 2018.

Based on the Company’s assessment, the adoption of the new standard did not have a significant impact on its consolidated financial statements.

IFRS 9 – Financial Instruments

A finalized version of IFRS 9 which contains accounting requirements for financial instruments, replacing IAS 39 Financial Instruments: Recognition and Measurement was issued in November 2009 and October 2010. The standard contains requirements in the following areas: classification and measurement, impairment, hedge accounting and de-recognition.

Under IFRS 9, financial assets are initially measured at fair value plus, in the case of a financial asset not at fair value through profit and loss (“FVTPL”), transaction costs.

Financial assets are subsequently measured at

i.	FVTPL;
ii.	amortized cost;
iii.	debt measured at fair value through other comprehensive income (“FVOCI”);
iv.	equity investments designated at FVOCI; or
v.	financial instruments designated at FVTPL.

The classification is based on whether the contractual cash flow characteristics represent “solely payment of principal and interest” (the “SPPI test”) as well as the business model under which the financial assets are managed. Financial assets are required to be reclassified only when the business model under which they are managed has changed. All reclassifications are to be applied prospectively from the reclassification date.

Debt investments are recorded at amortized cost for financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the SPPI test.

The assessment of the Company’s business models for managing the financial assets was made as of the date of initial application of September 1, 2018. The assessment of whether contractual cash flows on debt instruments meet the SPPI test was made based on the facts and circumstances as at the initial recognition of the financial assets.

Consistent with IAS 39, all financial liabilities held by the Company under IFRS 9 are initially measured at fair value and subsequently measured at amortized cost.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018	29

The following table summarizes the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Company’s financial assets and financial liabilities:

FINANCIAL ASSETS	IAS 39 CLASSIFICATION	IFRS 9 CLASSIFICATION
Cash and cash equivalents	Loans and receivables	Amortized cost
Short-term investments	Held to maturity Loans	Amortized cost
Accounts receivable	and receivables	Amortized cost
Investment in VIVO Cannabis Inc. Accounts	N/A	FVTPL
payable and accrued liabilities Long-term	Other liabilities	Other liabilities
debt	Other liabilities	Other liabilities
Unsecured convertible debentures	Other liabilities	Other liabilities

Impairment

Under IFRS 9, the Company is required to apply an expected credit loss (“ECL”) model to all debt financial assets not held at FVTPL, where credit losses that are expected to transpire in future years are provided for, irrespective of whether a loss event has occurred or not as at the balance sheet date. For trade receivables, the Company has applied the simplified approach under IFRS 9 and has calculated ECLs based on lifetime expected credit losses taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions. The Company has assessed the impairment of its amounts receivable using the ECL model, and no difference was noted. As a result, no impairment loss has been recognized upon transition and at September 1, 2018.

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customer (“IFRS 15”), which provides a comprehensive framework for recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments.

The Company has applied IFRS 15 retrospectively but determined that there is no change to the comparative periods or transitional adjustments required as a result of the adoption of this standard. The Company’s accounting policy for revenue recognition under IFRS 15 is as follows:

To determine the amount and timing of revenue to be recognized, the Company follows a 5-step process:

1.	Identifying the contract with a customer
2.	Identifying the performance obligations
3.	Determining the transaction price
4.	Allocating the transaction price to the performance obligations
5.	Recognizing revenue when/as performance obligation(s) are satisfied.

Revenue from the direct sale of cannabis and cannabis oil for a fixed price is recognized when the Company transfers control of the good to the customer, which is at point of shipment for medical cannabis and at point of delivery for adult-use recreational cannabis.

Revenue includes excise taxes, which the Company pays as principal, but excludes duties and taxes collected on behalf of third parties. Revenue also includes the net consideration to which it expects to be entitled. Revenue is recognized to the extent that it is highly probable that a significant reversal will not occur. Therefore, revenue is stated net of expected price discounts, allowances for customer returns and certain promotional activities and similar items. Generally, payment of the transaction price is due within credit terms that are consistent with industry practices, with no element of financing.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018	30

Net revenue is revenue less excise taxes. Excise taxes are effectively a production tax which becomes payable when the product is removed from the Company’s premises and is not directly related to the value of revenue. It is generally not included as a separate item on external invoices; increases in excise tax are not always passed on to the customer and where a customer fails to pay for product received the Company cannot reclaim the excise tax. The Company therefore recognizes excise tax, unless it regards itself as an agent of the regulatory authorities, as a cost to the Company.

MATERIAL WEAKNESSES

The Chief Executive Officer and Chief Financial Officer (the “Certifying Officers”), in accordance with National Instrument 52-109 (“NI 52-109”), have both certified that they have reviewed the Interim Financial Statements and this interim MD&A (the “Filings”) and that, based on their knowledge having exercised reasonable diligence, (a) the Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made with respect to the period covered by the Filings; and (b) the interim financial report together with the other financial information included in the Filings fairly present in all material respects the financial condition, financial performance and cash flows of the Company, as of the date of and for the periods presented in the Filings.

In providing its certifications for the Filings, the Certifying Officers considered the implications of a material weakness in internal control over financial reporting (ICFR) identified by the Company’s auditor during the course of its annual audit for the Company’s fiscal year ended August 31, 2018. A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified was in the Company’s biological asset model where it was noted that a lack of review of the inputs into the model resulted in errors that impacted both the balance sheet and income statement in a manner determined to be quantitatively material. Spreadsheets are inherently prone to error due to their manual nature. The Company´s controls related to spreadsheets at year end did not address all risks associated with updating assumptions, manual entry into spreadsheets, nor evidence of sufficient levels of review of completed spreadsheets. Management has taken steps to improve its process including establishing a checklist to be completed on a quarterly basis with multiple levels of review. During the reporting process for Q1 of Fiscal 2019, processes were improved but continue to require further refinements as spreadsheet errors continue to appear. Senior management has discussed the aforementioned material weaknesses with the Audit Committee, and the Board will continue to review progress on these remediation activities on a regular and ongoing basis.

Notwithstanding the prior identification of this material weakness, the Certifying Officers have concluded that the Filings present in all material respects its financial condition, financial performance, and cash flows, as of the date of and for the periods presented in the Filings.

The Company is not required to certify the design and evaluation of its DC&P and ICFR and has not completed such an evaluation. The inherent limitations on the ability of the Certifying Officers to design and implement on a cost- effective basis DC&P and ICFR may result in additional risks to the quality, reliability, transparency and timeliness of annual filings and other reports provided under securities legislation.

Off Balance Sheet Arrangements

There were no off-balance sheet arrangements during the periods.

RELATED PARTY TRANSACTIONS

Management and Board compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors.

For the three-months ended November 30, 2018, the Company’s expenses included $447 (three months ended November 30, 2017 - $367) for salary and/or consulting fees paid to key management personnel. In addition, during the three months ended November 30, 2018, nil options (three months ended November 30, 2017 – 166,648) were granted to key management personnel.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018	31

8. BALANCE SHEET, LIQUIDITY AND CAPITAL RESOURCES

The following represents selected balance sheet highlights of the Company at the end of Q1 of Fiscal 2019 and fiscal year-end 2018:

	NOVEMBER 30, 2018	AUGUST 31, 2017	INC/(DEC)
Cash & Short-TermInvestments	$95,949	$130,064	-26.2%
Inventories	$91,441	$44,969	103.3%
Working Capital	$213,722	$191,964	11.3%
Total Assets	$368,628	$302,567	21.8%
Total Long-Term Debt	$135,660	$117,973	15.0%
Total Shareholders’ Equity	$232,968	$184,594	26.2%

On November 30, 2018, the Company had a cash and short-term investments balance of $95,949 compared to $130,064 at August 31, 2018.

Inventories balance continued to grow as cultivation outpaced packaging and extraction. The Company is confident that inventory builds will slow as packaging capacity and sales ramp up in calendar 2019.

Working capital overall is strong and the Company believes, in the event that it were not in a position to meet its convertible debt obligations as they normally come due through operating cash flow, that the capital markets are sufficiently strong to finance repayment through many mechanisms including bought-deal financings, marketed financings, banking facilities or similar.

The following highlights the Company’s cash flows during the three months ended November 30, 2018 and 2017.

CASH PROVIDED (USED)	NOVEMBER 30, 2018	NOVEMBER 30, 2017

Operating Activities	$(14,809)	$(3,421)

Financing Activities	13,923	3,465

Investing Activities Cash	(24,016)	5,632

(Used) Provided Cash	$(24,902)	$5,676
Position

Beginning of period
	55,064	1,957
End of period
	30,162	7,633
Short-term investments
	65,787	20,000
Cash and short-term investments
	$95,949	$27,633

The cash used by operating activities was $14,809 primarily driven by the scaling up of operations as the Company transitioned its focus to the adult-use recreational cannabis market during the quarter ending November 30, 2018. In particular the Company accumulated significant inventory which it expects to sell in the second and third quarter as the retail roll-out across Canada continues to build. This compares to cash used of $3,421 for the prior year comparative period when the business was entirely focused on the significantly smaller medical use market.

The Company believes that because of its high gross margins and its rapid scaling up of sales growth combined with a disciplined SG&A spend that it will remain cash flow positive (see Free Cash Flow on page 29) for calendar 2019.

The cash provided by financing activities was $13,923, driven by long-term debt issued for net proceeds of $9,851 and stock options and warrants exercised for $4,472. This was offset by repayment of long-term debt of $102 and cash interest paid of $1,810.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018	32

The cash used by investing activities was $24,016, primarily driven by investments in associates for $12,705 and acquisition of property, plant and equipment for $22,091, which were offset by proceeds from short-term investments of $10,000.

9. SUBSEQUENT EVENTS

The following represents events subsequent to November 30, 2018.

(i) Issuance of share-based compensation

On December 15, 2018, the Company has issued 90,000 employee options to purchase 90,000 common shares of the Company, to employees of the Company, at an exercise price of $6.02 per share. The options vest over a two-year period. Vested options may be exercised until 2028, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual’s employment.

On December 17, 2018, the Company has issued 847,500 employee options to purchase 847,500 common shares of the Company, to key management and employees of the Company, at an exercise price of $4.75 per share. The options vest over a three-year period. Vested options may be exercised until 2028, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual’s employment.

On December 17, 2018, the Company has issued 794,449 restricted stock units to key management and employees of the Company. Please refer to Note 12(v) of the Interim Financial Statements for further details regarding the plan.

On January 2, 2019, the Company has issued 65,000 employee options to purchase 65,000 common shares of the Company, to key management and employees of the Company, at an exercise price of $4.92 per share. The options vest over a three-year period. Vested options may be exercised until 2028, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual’s employment.

(ii) Class action certification

On January 18, 2019, the Court issued its decision granting certification in connection with the class-action lawsuit that was filed with the Supreme Court of Nova Scotia on March 3, 2017 as referenced in Note 19 of the Interim Financial Statements. The lawsuit also contained allegations of adverse health effects from the product. The Court noted that it will be up to the plaintiffs to prove that trace elements of these pesticides can cause any adverse health effects and if so, it will be up to each individual to prove that the alleged health effects were actually caused by the cannabis. The Company is currently reviewing the decision to determine whether or not to appeal it. No amount has been recorded in the consolidated financial statements since a reliable estimate cannot be made of the amount of the potential obligation.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is the price that would be received to sell an asset or pay to transfer a liability in an orderly fashion between market participants. The Company does not record any financial instruments at fair value. The Company’s financial instruments include cash, short-term investments, accounts receivable, accounts payable and accrued liabilities, long- term debt and unsecured convertible debentures.

Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

  Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date.
  Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
  Level 3 inputs are unobservable inputs for the asset or liability.

The fair value of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate their carrying amounts due to their short-term nature. The fair value of marketable securities is based on quoted prices in active markets and is reflected in the carrying value of these financial assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018	33

The fair value of long-term debt approximates its carrying value and the unsecured convertible debentures have an estimated fair value of $95,770. The fair value of the contingent share consideration is based on unobservable inputs. During the year, there were no transfers of amounts between Level 1, 2 and 3.

OUTSTANDING SHARE DATA

(i) Outstanding shares, warrants and options and other securities

The following table sets out the number of shares, warrants, options, restricted share units and convertible debentures outstanding as at November 30, 2018 and January 25, 2019:

	NOVEMBER 30, 2018	JANUARY 25, 2019
Common shares issued and outstanding	129,551,441	129,631,591
Options	7,546,229	8,429,496
Warrants	7,196,514	7,196,514
Restricted share units	145,201	939,650
Convertible debentures[1]	18,094,649	18,094,649
Total fully diluted shares	162,534,034	164,291,900

1 - Assuming converted at $5.42 a share.

(ii) Share-based compensation

Under the Company’s stock option plan, options may be granted for up to 10% of the issued and outstanding Common Shares together with any other equity compensation plan of the Company, as approved by the Company’s Board of Directors. The exercise price of any option may not be less than the Company’s closing market price on the day prior to the grant of the options less the applicable discount permitted by the TSX-V.

The maximum exercise period after the grant of an option is 10 years. When an employee’s service ends, the expiry date of his/her options is accelerated to 90 days thereafter, or less, depending on the terms of the related option agreement. The Company also issues stock options to third parties in exchange for services.

The change in the options outstanding during the period is as follows:

		WEIGHTED AVERAGE
	NUMBER	EXERCISE PRICE
Balance - August 31, 2018	7,709,746	$2.10
Granted	570,000	$6.44
Exercised	(702,650)	$1.30
Cancelled/forfeited	(30,867)	$4.31
Balance - November 30, 2018	7,546,229	$2.50

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018	34

The following is a summary of the outstanding stock options as at November 30, 2018:

OPTIONS OUTSTANDING		OPTIONS EXERCISABLE
Number Outstanding at	Weighted Average Remaining		Number Exercisable at
November 30, 2018	Contractual Life (years)	Range of Exercise Prices	November 30, 2018
1,583,499	6.31	$0.30- $0.85	1,284,665
1,689,378	7.67	$0.86- $1.97	1,160,211
1,500,000	8.28	$1.98- $2.38	616,666
1,511,652	8.89	$2.39-$3.79	520,921
1,261,700	9.58	$3.80-$7.50	337,900

7,546,229	8.07		3,920,363

Options outstanding have exercise prices that range from $0.30 to $7.50 with a weighted average remaining life of 8 years. Total share-based compensation expense for the three months ended November 30, 2018 was $1,847 (November 30, 2017 – $746) of which, $1,570 (November 30, 2017 - $684) related to the Company’s stock option plan. These options are measured at fair value at the date of grant and are expensed over the option’s vesting period. In determining the amount of share-based compensation related to the options, the Company used the Black-Scholes option pricing model to establish the fair value of options granted. The following is the range of assumptions for the three months ended November 30, 2018:

	NOVEMBER 30, 2018	NOVEMBER 30, 2017
Risk free interest rate Expected	2.15% - 2.42%	1.58% - 1.87%
life of options Expected	5.0 - 6.0 years	5.0 - 6.0 years
annualized volatility Expected	65% - 68%	64% - 66%
dividend yield	-	-
Forfeiture Rate	7.6% - 7.9%	15.0% - 15.0%

Volatility was estimated by using the weighted average historical volatility of the Company and other companies that the Company considers comparable that have trading and volatility history. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018	35

10. RISK FACTORS

The Company is exposed to various risks that may impact its business, financial condition, results of operations and cash flows. For a more comprehensive list of risk factors, readers are directed to the Company’s most recent Annual Management’s Discussion and Analysis and its most recent Annual Information Form, each available on the System for Electronic Disclosure and Retrieval (SEDAR) at www.sedar.com:

(I ) CREDIT RISK

Credit risk arises from deposits with banks, short-term investments and outstanding receivables. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non- performance. For other receivables, out of the normal course of business, management may obtain guarantees and general security agreements. The maximum exposure to credit risk approximates the $110,686 (August 31, 2018 - $133,800) of cash, short term investments and accounts receivable on the balance sheet.

As of November 30, 2018, and August 31, 2018, the Company’s aging of trade receivables was approximately as follows:

	NOVEMBER 30, 2018	AUGUST 31, 2018
0-60 days	$$11,009	$$353
61- 120 days	309	488
	11,318	841
Less: allowance for doubtful accounts	(165)	(48)
	$$11,153	$$793

(II) LIQUIDITY RISK

The Company’s liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. At November 30, 2018, the Company’s continuing operations had $30,162 (August 31, 2018 – $55,064) of cash and working capital of $213,722 (August 31, 2018 - $191,964).

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows:

	CARRYING	CONTRACTUAL	FISCAL	FISCAL	FISCAL
	AMOUNT	CASH FLOWS	2019	2020-2021	2022-2023
Accounts payable and accrued liabilities	$12,712	$12,712	$12,712	$-	$-
Long-term debt	13,048	13,237	318	2,347	2,971
Unsecured convertible debentures	85,672	98,073	-	98,073	-
Interest payments	2,662	2,662	4,992	3,502	1,189
	$114,094	$126,684	$18,022	$103,922	$4,160

Accounts payable and accrued liabilities classified as held for sale	$-	$-	$-	$-	$-
	$114,094	$126,684	$18,022	$103,922	$4,160

The largest contractual payment relates to the unsecured convertible debentures which come due at the end of January 2020 if they aren’t converted in advance by either the holder or the Company (the Company has the right to force the convert if the Company’s shares daily VWAP trades above $7.05 for 10 consecutive days). Generally speaking the Company believes that if its shares are trading above $5.42 (the conversion price) near maturity that the holders will be incentivized to convert. Approximately $17 million of the original $115 million face value of the convertible debentures have already converted when the Company’s shares traded significantly above $5.42. As of the day of this MD&A the Company’s shares closed at $5.95.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018	36

(III) MARKET RISK

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk at November 30, 2018 pursuant to the variable rate loans described in Note 10 to the Interim Financial Statements. A 1% change in prime interest rates will increase or decrease the Company’s interest expense by $128 per year.

(IV) CONCENTRATION RISK

The Company’s accounts receivable is primarily due from the Federal Government, Provincial Government agencies, and legal trusts, and thus, the Company believes that the accounts receivable balance is collectible.

(V) DEPENDENCE ON SENIOR MANAGEMENT

The success of the Company and its strategic focus is dependent to a significant degree upon the contributions of senior management. The loss of any of these individuals, or an inability to attract, retain and motivate sufficient numbers of qualified senior management personnel could adversely affect its business. This risk is partially mitigated by the fact that the senior management team are shareholders in the Company. As well, implementation of employee compensation packages, composed of monetary short-term compensation and long-term stock-based compensation, has been designed for the retention of key employees.

(VI) SUFFICIENCY OF INSURANCE

The Company maintains various types of insurance which may include financial institution bonds; errors and omissions insurance; directors’, trustees’ and officers’ insurance; property coverage; and, general commercial insurance. There is no assurance that claims will not exceed the limits of available coverage; that any insurer will remain solvent or willing to continue providing insurance coverage with sufficient limits or at a reasonable cost; or, that any insurer will not dispute coverage of certain claims due to ambiguities in the policies. A judgment against any member of the Company in excess of available coverage could have a material adverse effect on the Company in terms of damages awarded and the impact on the reputation of the Company.

(VII) COMPETITION

There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Company.

Because of the early stage of the industry in which the Company operates, the Company expects to face additional competition from new entrants as the business matures. If the number of users of medical marijuana in Canada increases and with the legalization of the adult-use recreational market in Q1 of Fiscal 2019, the demand for products will increase and the Company expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products and pricing strategies. To remain competitive, the Company will require a continued high level of investment in marketing, sales and client support. The Company may not have sufficient resources to maintain marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations of the Company.

(VIII) GENERAL BUSINESS RISK AND LIABILITY

Given the nature of Company’s business, it may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risks facing the Company, its directors, officers, employees or agents in this respect include potential liability for violations of securities laws, breach of fiduciary duty and misuse of investors’ funds. Some violations of securities laws and breach of fiduciary duty could result in civil liability, fines, sanctions, or the suspension or revocation of the Company’s right to carry on its existing business. The Company may incur significant costs in connection with such potential liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018	37

(IX) REGULATION OF THE CANNABIS INDUSTRY

The Company is heavily regulated in all jurisdictions where it carries on business. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over the activities of the Company, including the power to limit or restrict business activities as well as impose additional disclosure requirements on the Company’s products and services.

Possible sanctions include the revocation or imposition of conditions on licences to operate the Company’s business; the suspension or expulsion from a particular market or jurisdiction or of its key personnel; and, the imposition of fines and censures. To the extent that existing or future regulations affect the sale or offering of the Company’s product or services in any way, the Company’s revenues may be adversely affected.

(X) REGULATORY RISKS

The business and activities of the Company are heavily regulated in all jurisdictions where it carries on business. The Company’s operations are subject to various laws, regulations and guidelines by governmental authorities, particularly Health Canada, relating to the manufacture, marketing, management, transportation, storage, sale, pricing and disposal of medical marijuana, adult-use recreational cannabis and cannabis oil, cannabis derivatives, and also including laws and regulations relating to health and safety, insurance coverage, the conduct of operations and the protection of the environment. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over the activities of the Company, including the power to limit or restrict business activities as well as impose additional disclosure requirements on the Company’s products and services.

Achievement of the Company’s business objectives are contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the production and sale of its products. The Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the business, results of operations and financial condition of the Company.

Failure to comply with the laws and regulations applicable to its operations may lead to possible sanctions including the revocation or imposition of additional conditions on licences to operate the Company’s business; the suspension or expulsion from a particular market or jurisdiction or of its key personnel; and, the imposition of fines and censures. To the extent that there are changes to the existing laws and regulations or the enactment of future laws and regulations that affect the sale or offering of the Company’s products or services in any way, the Company’s revenues may be adversely affected.

In light of the illegal treatment of cannabis under U.S. federal law any engagement in cannabis-related activities, both in Canada as well as in foreign jurisdictions, may lead to heightened scrutiny by regulatory bodies and other authorities which could negatively impact the Company and/or its personnel. For example, recent statements made by the U.S.

Customs and Border Protection agency about working in or facilitating the legal cannabis industry, and the impact this involvement may have on admissibility to the U.S. may impede the Company in achieving some of its business objectives from time to time. The Company does not have U.S. marijuana-related activities. Specifically, the Company has no investment or ownership in any U.S. entity nor does it provide any products or services to U.S. entities.

(XI) CHANGE IN LAWS, REGULATIONS AND GUIDELINES

The Company’s operations are subject to a variety of laws, regulations and guidelines relating to the marketing, acquisition, manufacture, management, transportation, storage, sale and disposal of medical marijuana and adult-use recreational cannabis but also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. While to the knowledge of the Company’s management, it is currently in compliance with all such laws, changes to such laws, regulations and guidelines due to matters beyond the control of the Company may cause adverse effects to the Company’s operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018	38

The legislative framework pertaining to the Canadian adult-use recreational cannabis market is subject to significant provincial and territorial regulation, which varies across provinces and territories and result in an asymmetric regulatory and market environment, different competitive pressures and significant additional compliance and other costs and/or limitations on the Company’s ability to participate in such market.

The laws, regulations and guidelines applicable to the cannabis industry domestically and internationally may change in ways currently unforeseen by the Company. The Cannabis Act received royal assent on June 21, 2018, and became effective on October 17, 2018. However, uncertainty exists with respect to the implementation of the Cannabis Act, federal regulations thereunder as well as the various provincial and territorial regimes governing the distribution and sale of cannabis for adult-use recreational purposes.

(XII) RELIANCE ON LICENCE RENEWAL

The Company’s ability to grow, store and sell medical and adult-use recreational cannabis in Canada is dependent on its licences from Health Canada. Failure to comply with the requirements of the licences or any failure tomaintain its licences would have a material adverse impact on the business, financial condition and operating results of the Company. The licence was renewed March 28, 2017, migrated to a licence under the Cannabis Act effective November 9, 2018 and expires March 27, 2020. Although management believes it will meet the requirements of the Cannabis Act annually for extension of the licence, there can be no guarantee that Health Canada will extend or renew the licence or, if it is extended or renewed, that it will be extended or renewed on the same or similar terms.

Should Health Canada not extend or renew the licence, or should it renew the licence on different terms or not allow for anticipated capacity increases, the business, financial condition and results of the operations of the Company will be materially adversely affected. The Company has also been issued a Cannabis licence under the Excise Act which is required to package cannabis for sale.

(XIII) RELIANCE ON A SINGLE FACILITY

To date, The Company’s activities and resources have been primarily focused on its main production facility at 35 English Drive in Moncton, New Brunswick and the Company will continue to rely on this facility for the foreseeable future. Adverse changes or developments affecting the facility could have a material and adverse effect on the Company’s business, financial condition and prospects.

(XIV) EXPANSION OF OPERATIONS

The Company’s strategic growth strategy includes expansion of its Moncton Campus and adding additional production resources thereto. There is a risk that these additional resources will not be achieved on time, on budget, or at all, as they can be adversely affected by a variety of factors, including some that are discussed elsewhere in these risk factors and the following:

  delays in obtaining, or conditions imposed by, regulatory approvals;
  failure to obtain anticipated licence capacity increases;
  plant design errors, non-performance by third party contractors, increases in materials or labour costs; or, construction performance falling below expected levels of output or efficiency environmental pollution;
  contractor or operator errors; or, breakdowns, aging or failure of equipment or processes;
  labour disputes, disruptions or declines in productivity; or, inability to attract sufficient numbers of qualified workers;
  disruption in the supply of energy and utilities; and
  major incidents and/or catastrophic events such as fires, explosions, earthquakes or storms.

Additionally, the Company will be seeking to grow its operations through prudent synergistic acquisitions or development of international operations. The Company’s expansion into jurisdictions outside of Canada is subject to risks. The Company may face new or unexpected risks or significantly increase its exposure to one or more existing risk factors, including economic instability, changes in laws and regulations and operational, regulatory and other risks. Foreign jurisdictions may impose ownership or control restrictions that may impact investment plans.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018	39

The failure of the Company to successfully execute its expansion strategy either at its Moncton Campus or otherwise, in a timely manner, including securing any required regulatory consents, could adversely affect the business and its operations and may negatively impact the financial condition of the Company. Additionally, the risk of failure to execute on expansion plans is a risk that the Company may not have product, or sufficient product, available for shipment, to meet the expectations of its potential customers or in its business plan.

(XV) RISKS INHERENT IN AN AGRICULTURAL BUSINESS

The Company’s business involves the growing of cannabis, an agricultural product. As such, the business is subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks that may create crop failures and supply interruptions for the Company’s customers. Although the Company grows its products indoors under climate-controlled conditions and carefully monitors the growing conditions with trained personnel, there can be no assurance that natural elements will not have a material adverse effect on the production of its products.

(XVI) VULNERABILITY TO RISING ENERGY COSTS

The Company’s cannabis growing operations consume considerable energy, making the Company vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business of the Company and its ability to operate profitably.

(XVII) PUBLICITY OR CONSUMER PERCEPTION

The Company believes the medical and adult-use recreational cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the medical and other marijuana produced. Consumer perception of the Company’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company’s products and the business, results of operations, financial condition and the Company’s cash flows. The Company’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company’s products, and the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or the Company’s products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed.

(XVIII) PRODUCT LIABILITY

As a manufacturer and distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of the Company’s products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of the Company’s products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that the Company’s products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company’s reputation with its clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition of the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018	40

There can be no assurances that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company’s potential products. As of the current date, the Company has a small amount of insurance coverage for product liabilities.

(XIX) PRODUCT RECALLS

On January 9, 2017, Organigram expanded its voluntary recall to a further 69 lots of product in addition to the recall of five lots of product initiated on December 30, 2016. The recalled products included dried marijuana and cannabis oil supplied between February and December 2016, after testing revealed the presence of low levels of myclobutanil and/or bifenazate, which are unapproved pesticides not registered for use on marijuana under the Pest Control Products Act (Canada). While the initial recall had classified the recall as a Type III recall (not likely to cause harm), the second recall elevated this classification to a Type II recall (product exposure may cause temporary adverse health consequences). Health Canada has received one adverse reaction report related to the Company’s products sold during the period covered by the recall. There can be no assurance that additional adverse reaction reports will not be filed with Health Canada. To the extent any additional adverse reaction reports are filed, such an occurrence could have an adverse impact on the business, results of operations and financial condition of the Company. A proposed class action lawsuit has also been filed, as more particularly described herein.

Moving forward, if any of Organigram’s products are recalled in the future due to an alleged product defect or for any other reason, Organigram would be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. Organigram may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention thereby reducing the amount of time members of management would otherwise have focused towards managing the Company. Although Organigram has detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of Organigram’s significant brands were subject to recall, the image of that brand and Organigram could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for Organigram’s products and could have a material adverse effect on the results of operations and financial condition of Organigram. Additionally, product recalls may lead to increased scrutiny of Organigram’s operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

(XX) RELIANCE ON KEY INPUTS

The Company’s business is dependent on a number of key inputs and their related costs including raw materials and supplies related to its growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Company. Some of these inputs may only be available from a single supplier or a limited group of suppliers. If a sole source supplier was to go out of business, Organigram might be unable to find a replacement for such source in a timely manner or at all. If a sole source supplier were to be acquired by a competitor, that competitor may elect not to sell to Organigram in the future. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of the Company.

(XXI) DIFFICULTIES WITH FORECASTS

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the cannabis industry in Canada. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018	41

(XXII) EXCHANGE RESTRICTIONS ON BUSINESS

The TSX-V’s listing conditions, for the Company, required it to deliver an undertaking confirming that, while listed on the Exchange, the Company will only conduct the business of production, acquisition, sale and distribution of medical marijuana in Canada as permitted under the Health Canada licence. This undertaking may prevent the Company from expanding into new areas of business when the Company competitors have no such restrictions. All such restrictions could materially and adversely affect the growth, business, financial condition and results of operations of the Company.

(XXIII) MANAGEMENT OF GROWTH

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. If the Company is unable to deal with this growth; that may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

(XXIV) LITIGATION

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which Organigram becomes involved be determined against the Company, such a decision could adversely affect Organigram’s ability to continue operating and the market price for its securities and could require the use of significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant Company resources. On March 3, 2017, a Claim in connection with a proposed class- action lawsuit was filed with the Supreme Court of Nova Scotia seeking to certify and represent a Class of potential plantiffs who purchased medical marijuana that was the subject of the Company’s product recalls in December 2016 and January 2017 as is may have contained trace elements of the pesticides myclobutanil and bifenazate which are not approved for use by Licensed Producers. The Claim identifies several causes of action including, among others:

(i) negligent design, development and testing, (ii) negligent manufacturing, (iii) negligent distribution, marketing and sale, (iv) breach of contract, and (v) breach of the Competition Act (Canada), the Consumer Protection Act (Nova Scotia), and the Sale of Goods Act (Nova Scotia), and is seeking remedy in the form of, among other things, the disgorgement of profits accrued to the Company for the sale of contaminated products, exemplary or punitive damages and certain costs. The Claim also contains a request for an order certifying the proceeding as a class proceeding.

On November 16, 2017, the Claim was amended to include a claim for alleged adverse health consequences caused as a result of using the recalled product. As at the date hereof, the Company has not received any medicalinformation demonstrating adverse health effects caused as a result of using the recalled product. During late June 2018, certification hearings were heard before the court in Halifax, Nova Scotia. On January 18, 2019, the Court issued its decision granting certification. The Company is currently reviewing the decision to determine whether or not to appeal it.

The Company has insurance which may cover all or a portion of the fees or damages associated with this action. An inability to reach settlement or to successfully defend the proposed class action lawsuit could have an adverse effect on the Company and its business.

(XXV) DIVIDENDS

The Company has no earnings or dividend record and may not pay any dividends on its Common Shares in the foreseeable future. Dividends paid by the Company could be subject to tax and, potentially, withholdings.

(XXVI) LIMITED MARKET FOR SECURITIES

The Company’s common shares are listed on the TSX-V, however, there can be no assurance that an active and liquid market for the common shares will be maintained and an investor may find it difficult to resell any securities of the Company. The market price for the Company’s common shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are outside of the Company’s control.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018	42

(XXVII) ENVIRONMENTAL AND EMPLOYEE HEALTH AND SAFETY REGULATIONS

The Company’s operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. The Company will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or in restrictions on our manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

(XXVIII) EQUITY INVESTMENTS

The Company may be exposed to risks associated with owning equity securities in other entities, including those with foreign operations, and the risks inherent in the operations of those entities.

(XXIX) CYBER SECURITY RISKS

The Company relies on certain internal processes, infrastructure and information technology systems to efficiently operate its business in a secure manner, including infrastructure and systems operated by third parties. The inability to continue to enhance or prevent a failure of these internal processes, infrastructure or information technology systems could negatively impact the Company’s ability to operate its business.

11. COMMITMENTS AND CONTINGENT LIABILITIES

(I) CONTINGENT LIABILITIES

The Company recognizes loss contingency provisions for probable losses when management is able to reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the minimum amount is recorded. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period.

During 2015, the Company was named as a defendant in a lawsuit in New Brunswick as a result of failed business negotiations. The plaintiffs allege breach of confidence, conversion, breach of contract, conspiracy and breach of trust, breach of fiduciary duty, and negligent misrepresentation. The Company has also launched counter-suits against the plaintiffs on similar grounds, including on the basis that the plaintiffs have breached a covenant of non- competition. The Company believes the plaintiffs’ claims to be a nuisance suit and will be vigorously defending same – as well as pursuing its legal rights against the plaintiffs. No amount has been accrued in relation to the consolidated financial statements for the claim.

On March 3, 2017, a claim in connection with a proposed class-action lawsuit was filed with the Supreme Court of Nova Scotia seeking to certify and represent a class of potential plaintiffs who purchased medical marijuana that was the subject of the Company’s product recalls in December 2016 and January 2017 as it may have contained trace elements of the pesticides myclobutanil and bifenazate which are not approved for use by Licensed Producers. The Claim identifies several causes of action including, among others: (i) negligent design, development and testing, (ii) negligent manufacturing, (iii) negligent distribution, marketing and sale, (iv) breach of contract, and (v) breach of the Competition Act (Canada), the Consumer Protection Act (Nova Scotia), and the Sale of Goods Act (Nova Scotia), and is seeking remedy in the form of, among other things, the disgorgement of profits accrued to the Company for the sale of contaminated products, exemplary or punitive damages and certain costs. The claim also contains a request for an order certifying the proceeding as a class proceeding.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2018	43

On November 16, 2017, the claim was amended to include a claim for alleged adverse health consequences caused as a result of using the recalled product. As at the date hereof, the Company has not received any medical information demonstrating adverse health effects caused as a result of using the recalled product.

During late June 2018, certification hearings were heard before the Court in Halifax, Nova Scotia. On January 18, 2019, the Court issued its decision granting certification. The Company is currently reviewing the decision to determine whether or not to appeal it.

The Company has insurance which may cover all or a portion of the fees or damages associated with this action. Each of the Company and its insurers are contesting the litigation. The litigation process will continue into the foreseeable future unless settled out of court. No amount has been recorded in the consolidated financial statements since the amount cannot be reliably measured at this point.

The Company has recognized a recovery of $493 (2017 – expense of $2,026) in sales returns to uninsured customers for credits arising from the product recall which represents a divestiture of the profits earned through a client credit program.

| | |
|---|---|
| **GREG ENGEL** | Director and Chief Executive Officer |
| **PETER AMIRAULT[2]** | Chairman of the Board |
| **DERRICK WEST[1,2]** | Chair of the Audit Committee |
| **DEXTER JOHN[1, 2]** | Chair of the Investment Committee |
| **MICHEL J. BOURQUE[2]** | Chair of the Governance, Nominating, Compensation and Human Resources Committees |
| **DR. KENNETH MITTON** | Independent Director |
| **SHERRY PORTER[1]** | Independent Director |
| **PAOLO DE LUCA[1]** | Chief Financial Officer |
| **RAYMOND GRACEWOOD** | Chief Commercial Officer |
| **MICHAEL TRIPP[1]** | Chief Legal Officer |

[1] Note: Subject to Health Canada regulatory approval.

[2] Independent Director.

ORGANIGRAM

organigram.ca | /discoverogi